
10012680



HOPFED BANCORP, INC.

2009 Annual Report

At the *heart* of every great company
is principle, profitability, and potential.
HopFed Bancorp is that company.

Small Steps. Big rewards.



Brenda Jones, Vice President Loan Review, has contributed her time to United Way as part of the Budget and Allocations Committee since 2001. In 2009, Heritage Bank employees devoted more than 11,000 hours to community service.



Best
HALEY
HARDWARE
FINANCING PROVIDED BY
HERITAGE
BANK
WWW.BANKWITHHERITAGE.COM
TIM LITTLE
265-5628

Heritage Bank was key to the revitalization of Haley Hardware, an historic business in downtown Elkton. Tim Little, Market Manager in Todd County worked with Haley Hardware owner, Dean Haley, to make the renaissance a reality.





pennyroyal
HOSPICE

The Pennyroyal Hospice facility is one of scores of construction projects financed by Heritage Bank.

For more than a century,

THE GENERATIONS OF BANKERS AND NEIGHBORS WHO HAVE REPRESENTED THIS EXCEPTIONAL COMPANY HAVE BEEN SUCCESSFUL FOR THREE DISTINCT REASONS. THROUGH THE YEARS, THESE PEOPLE, BOTH INDIVIDUALLY AND COLLECTIVELY, HAVE EXHIBITED A COMMITMENT TO BOTH THE COMPANY THEY WORK FOR AND THE COMMUNITY IN WHICH THEY LIVE AND WORK. AND IT IS BECAUSE OF THAT DEVOTION TO BOTH BANKING AND THE BETTERMENT OF THEIR HOMETOWNS THAT HOPFED BANCORP HAS PROFITED. • AT THE HEART OF EVERY GREAT COMPANY ARE THREE VITAL ELEMENTS: PRINCIPLE, PROFITABILITY AND POTENTIAL. HOPFED BANCORP IS THAT GREAT COMPANY. • SINCE ITS BEGINNING AS A SAVINGS AND LOAN BACK IN 1879, BANKERS HAVE SERVED THEIR FRIENDS AND NEIGHBORS WITH PRODUCTS TO HELP PRESERVE EARNINGS AND LOANS TO HELP CUSTOMERS MOVE AHEAD IN LIFE. INVESTORS HAVE BEEN THE BENEFICIARIES OF A PRINCIPLED, PROFITABLE COMPANY. THAT COMPANY IS ALIVE AND WELL IN THE 21ST CENTURY.

Principled. HOPFED BANCORP IS FUNDAMENTALLY GROUNDED IN ITS DEDICATION TO THE HIGHEST INTEGRITY WITH REGARD TO THE CREATION OF BANKING PRODUCTS AND SERVICES. ONLY A COMPANY WITH SUCH A PRINCIPLED PHILOSOPHY CAN WEATHER THE UNBRIDLED ENCOUNTERS OF A HISTORY SPANNING OVER 130 YEARS! THE COMPANY HAS ALSO NEVER WAIVERED IN ITS UNCOMPROMISING BELIEF THAT BEING A CARING CORPORATE NEIGHBOR IS IN THE BEST INTEREST OF EVERYONE WITH WHICH THE COMPANY CONNECTS: EMPLOYEES, CUSTOMERS, COMMUNITIES AND INVESTORS.

Profitability. THE CONTINUED SUCCESS OF HOPFED BANCORP, DESPITE WORLD WARS AND FINANCIAL CRISES OF THE PAST THIRTEEN DECADES, IS A TESTAMENT TO THE TENACITY AND COMPETENCE OF THE HARD-WORKING PEOPLE WHO HAVE SUSTAINED CONSISTENT PROFITABILITY FOR THIS COMPANY SINCE ITS INCEPTION. THE ABILITY OF A COMMUNITY BANK SERVING A REGIONAL CONSTITUENCY TO GROW AND PROSPER YEAR AFTER YEAR IS NOTHING LESS THAN EXCEPTIONAL.

Potential. THE GROWTH KEEPS ON COMING. IN THE FACE OF A GLOBAL FINANCIAL CRISIS DURING THE PAST COUPLE OF YEARS, HOPFED BANCORP STANDS, ONCE AGAIN, TO REPORT PROFITS AND RETURNS TO ITS INVESTORS FOR YET ANOTHER SUCCESSIVE YEAR. ONCE AGAIN, HOPFED BANCORP RISES TO A PLACE OF RESPECT FOR ITS CONSCIENTIOUS USE OF RESOURCES AND ITS DEVELOPMENT OF NEW MARKETS.

THE UNRIVALED HISTORY OF THIS COMPANY IS A SOLID STARTING POINT FOR ITS FUTURE. WE INVITE YOU TO JOIN US FOR THE JOURNEY THAT LIES AHEAD.



To Our Shareholders

THE NATION'S MANY ECONOMIC FAILURES DURING THE LAST YEAR HAVE OBVIOUSLY CUT DEEP INTO THE very fabric of our financial lives in the United States. Companies like Indy Mac, AIG, Freddie Mac, Washington Mutual, and Fannie Mae have all failed. Others such as General Motors and Chrysler, once darlings of Wall Street, have filed bankruptcy.

In 2009, 140 banks failed and projections through 2011 estimate an additional 500 more may cease to exist. These are, indeed, desperate times for many long-standing institutions in the financial world; probably times that few of us have ever experienced in our professional lives.

However, as we have said many times before, Heritage Bank and HopFed Bancorp have weathered greater severities in the 130 years the bank, and the corporation, have been providing financial services to the people of our region.


HERITAGEBANK
ANY WAY YOU SLICE IT,
YOU COME TO THE SAME CONCLUSION.
Strong seeds. Good roots. Healthy and growing. Great crop of people.
HERITAGEBANK
WWW.BANKWITHHERITAGE.COM
YESTERDAY. TODAY. TOMORROW. | WE'RE HERE. WE'RE STRONG. WE'RE LENDING.

In a marketing campaign utilized in 2009, we compared the strong roots, continual growth, and good stewardship of Heritage Bank to that of this area's healthy fruits and vegetables. Farmers throughout our communities know what it takes to "weather the storms and calamities" that can ensue when you plant the seeds of a future harvest. So does Heritage Bank.

If a bank's been healthy and growing for more than 130 years, it's clear that good seeds were planted back in 1879. Those who have tended the bank through the years have been good stewards, and the result is a great crop of people who continue to keep Heritage Bank and HopFed Bancorp GROWING and MATURING.

Growth and Maturity.

Despite these challenging times, we have been able to aggressively fund our reserve for loan losses, contributing $4 million in 2009, putting our reserve total at approximately $8.9 million. FDIC insurance premiums were increased to $2 million for 2009 and the company pre-paid more than $4.5 million in advance for 2010, 2011, and 2012 due to a special assessment, above and beyond the required 2009 amount.

Given the depth and significance of the current financial crisis, a significant number of publicly traded financial stocks experienced a measurable reduction in the price traded for the stock on the open market. As a result, HopFed wrote off 100% of our Goodwill resulting in an expense of approximately $5 million.

President Franklin D. Roosevelt once commented that "the only limit to our realization of tomorrow will be our doubts of today." In spite of an economy and a banking industry environment in a virtual free-fall within the last year, many entities doubted their very ability to stay in business. On the contrary, Heritage Bank showed a profit of $2.6 million and HopFed recorded profits of $944,000 or $.26/share.

While many institutions retreated from their commitment to make their dividend payments, HopFed Bancorp continued to pay $.48 per share in 2009.

And at a time when many institutions have drastically reduced their lending practices, Heritage Bank was open for business! In 2009, Heritage Bank and Heritage Bank Mortgage Services teamed up to generate loans in excess of $217 million.

Maintaining profitability in a severe downturn demonstrates a clear ability on the part of senior management at HopFed Bancorp to handle our operations efficiently on behalf of our investors. We believe, and hope you agree, that if a bank is growing earnings while most in the industry are shaking off troublesome legacy loans, there's a good possibility that it will be able to deliver more value than its stock price may currently reflect. There are unquestionably difficult days ahead, but we, at HopFed Bancorp, believe the core strategies that have served us well for 130 years will continue to place us in the respected position of growth and profits for the year ahead.

Principle. Profitability. Potential.

As we mentioned in our opening remarks in this 2009 annual report, at the heart of every great company are three vital elements: principle, profitability, and potential. HopFed Bancorp is that great company.

HopFed Bancorp is fundamentally grounded in its dedication to the highest integrity with regard to the creation of banking products and services. In addition, our company has never waivered from our belief that being a caring corporate neighbor is in the best interest of everyone with which the company connects: employees, customers, communities, and investors.

The continued success of HopFed Bancorp is a testament to the tenacity and competence of the hard-working people who have sustained consistent profitability for this company since its inception.



The growth keeps on coming. Once again, as in every year of the past decade, HopFed Bancorp reports profits and returns to its investors for yet another successive year. Once again, HopFed Bancorp rises to a place of respect for its conscientious use of resources and its development of new markets.

We thank you for your continued belief in our company and your investment in our future potential. Please know that we honor your trust every day we open our doors to serve our many valued customers.

John E. Peck

PRESIDENT AND CEO

Selected Financial Data

Earnings Summary

Dollars in thousands, except per share data — *Year Ended December 31,*

	2009	2008	2007	2006
Interest income	$53,141	$49,477	$49,033	$40,668
Interest expense	$26,312	$26,420	$28,891	$23,288
Net interest income after provision for loan losses	$22,630	$20,640	$19,166	$16,357
Net income available to common shareholders	$944	$4,559	$4,116	$3,908
Earnings per share (fully diluted)	0.26	1.27	1.14	1.07

Balance Sheet Data

Dollars in thousands, except per share data — *Year Ended December 31,*

	2009	2008	2007	2006
Total assets	$1,029,876	$967,560	$808,352	$770,888
Loans receivable, net	$642,355	$628,356	$576,252	$494,968
Total deposits	$794,144	$713,005	$598,753	$569,433
Shareholders' equity	$79,949	$78,284	$55,803	$52,270
Book value per common share	17.12	16.67	15.54	14.41



TOTAL ASSETS*
1060
1020
980
940
900
860
820
780
740
700
$771
$808
$968
$1,030
2006
2007
2008
2009



LOANS RECEIVABLE, NET*
670
640
610
580
550
520
490
460
430
400
$495
$576
$628
$642
2006
2007
2008
2009



TOTAL DEPOSITS*
840
800
760
720
680
640
620
580
540
500
$569
$599
$713
$794
2006
2007
2008
2009

* *Dollars in Millions, Numbers rounded to nearest sum*

Office Locations



CALVERT CITY OFFICE
BENTON OFFICE
MURRAY OFFICES
FULTON OFFICES
CADIZ OFFICE
HOPKINSVILLE OFFICES
ELKTON OFFICE
CLARKSVILLE OFFICES
PLEASANT VIEW OFFICE
ERIN OFFICE
ASHLAND CITY OFFICE
KINGSTON SPRINGS OFFICE
Paducah
Mayfield
Union City
Paris
Fort Campbell
Springfield
BALLARD
MCCRACKEN
CARLISLE
HICKMAN
GRAVES
FULTON
MARSHALL
CALLOWAY
TRIGG
CHRISTIAN
TODD
LOGAN
STEWART
MONTGOMERY
ROBERTSON
WEAKLEY
HENRY
HOUSTON
DICKSON
CHEATHAM
BENTON
HERITAGE BANK OFFICES
HERITAGE SOLUTIONS OFFICES
FALL & FALL INSURANCE OFFICE

Christian County

CORPORATE OFFICE
4155 Lafayette Road
Hopkinsville, KY 42240
270-885-1171

2700 Fort Campbell Boulevard
Hopkinsville, KY 42240
270-885-1171

605 South Virginia Street
Hopkinsville, KY 42240
270-885-2628

Calloway County

210 North 12th Street
Murray, KY 42071
270-753-7921

1601 North 12th Street
Murray, KY 42071
270-767-2000

Trigg County

352 Main Street
Cadiz, KY 42211
270-522-6638

Todd County

536 West Main Street
Elkton, KY 42220
270-265-5628

Marshall County

105 West 5th Street
Benton, KY 42025
270-527-4353

20 Oak Plaza Drive
Calvert City, KY 42029
270-395-0781

Fulton County

306 Lake Street
Fulton, KY 42041
270-472-3300

Carr Plaza
609 North Highland Drive
Fulton, KY 42041
270-472-4410

Montgomery County

3845 Trenton Road
Clarksville, TN 37040
931-920-7100

2185 Madison Street
Clarksville, TN 37043
931-221-4700

322 Main Street
Clarksville, TN 37040
931-552-5627

Houston County

3711 West Main Street
Erin, TN 37061
931-289-5000

Cheatham County

108 Cumberland Street
Ashland City, TN 37015
615-792-4337

104 West Kingston Springs Road
Kingston Springs, TN 37082
615-952-9143

2556 Highway 49 East
Pleasant View, TN 37146
615-746-2111



Received SEC
MAY 10 2010
Washington, DC 20549

Board of Directors and Corporate Officers

HopFed Bancorp, Inc.

Board of Directors

Gilbert E. Lee
Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

Boyd M. Clark
Senior Vice President and Secretary

H. Joseph Dempsey, M.D.
Anesthesiologist

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Steve Hunt
Vice President—Agri-Power and Agri-Chem

Corporate Officers

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President

Boyd M. Clark
Senior Vice President and Secretary

Billy C. Duvall, C.P.A.
Senior Vice President, Chief Financial Officer and Treasurer

Michael F. Stalls
Senior Vice President and Chief Credit Officer

Heritage Bank

Board of Directors

Gilbert E. Lee
Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

Boyd M. Clark
Senior Vice President—Loan Administration

H. Joseph Dempsey, M.D.
Anesthesiologist

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Kenneth E. Crews
Retired—Banking

Johnny Piper
Mayor of Clarksville

Clay Smith
President—Pennyrile Ford, Lincoln, Mercury and Purchase Ford, Linclon, Mercury

Steve Hunt
Vice President—Agri-Power and Agri-Chem

Executive Management

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President

Boyd M. Clark
Senior Vice President—Loan Administration

Billy C. Duvall, C.P.A.
Senior Vice President, Chief Financial Officer and Treasurer

Michael F. Stalls
Senior Vice President and Chief Credit Officer

Banking Center Management

Robert K. Burrow
Market President
Fulton County

Paul Thurman
Market President
Marshall County

Tim Little
Market Manager
Todd County

Jimmy Dan Hicks
Market President
Calloway County

Betsy Shelton
Market President
Christian County

Keith Bennett
Market President
Montgomery and Houston County

Paige McVity
Market President
Cheatham County

Amanda Wells
Interim Office Manager
Trigg County

FALL & FALL INSURANCE, INC.

Roger D. Kephart, CPCU
Vice President and Manager

HERITAGE SOLUTIONS BROKERAGE & INVESTMENTS

Mark Vinson
Vice President

Charlene Martin
Vice President

Ty Watts
Vice President

HERITAGE MORTGAGE

Paul Harris
Vice President

COMMUNITY BOARD MEMBERS

CALLOWAY COUNTY

Marc Peebles
Owner—Innovative Printing & Graphics, Inc.

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

J.D. Outland, D.M.D.
Dentist

Dr. Joseph A. Morgan
School of Agriculture—Murray State University

MARSHALL COUNTY

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Greg Carter
Attorney at Law and Partner—Carter & Carter

Jim Wiseman
Owner—J & R Pharmacy

Gary Shemwell
Retired—Chemical Manufacturing

Gayle Hall
Owner and President—Calvert City Insurance Agency

Donald R. Hise
Retired—Westlake Monomers Corp.

FULTON COUNTY

Robert K. Burrow
Market President—Heritage Bank Fulton

Kenneth E. Crews
Retired—Banking

R. Ward Bushart, II
Retired—Education

Kent A. Hutchins
President—Hornbeak Funeral Chapel, Inc.

Roger Kephart, CPCU
Vice President and Manager—Fall & Fall Insurance, Inc.; A Heritage Bank Company

MONTGOMERY/ HOUSTON COUNTY

Johnny Piper
Mayor of Clarksville

Albert P. Marks
Attorney at Law

Gary Mathews
President—Gary Mathews Automotive Group

Timothy Hall
President—Austin Peay State University

TRI COUNTY/CHRISTIAN, TODD, TRIGG COUNTIES

Donald J. Langhi, Jr.
Plant Manager—Mid-Continent Springs Company

Camilla Diuguid
Co-Owner—ReMax Advantage Realtors

Johnny Knuckles
Manager—Knuckles Insurance Agency

Robert Gray
Farmer

Corporate Information

Independent Auditors

RAYBURN, BATES & FITZGERALD, P.C.
5200 Maryland Way, Suite 300
Brentwood, TN 37027

General Counsel

DEATHERAGE, MYERS & LACKEY
701 South Main Street
Hopkinsville, KY 42241

Special Counsel

JONES WALKER
2600 Virginia, NW Suite 1113
Washington, D.C. 20037

Transfer Agent

REGISTRAR AND TRANSFER COMPANY
10 Commerce Drive
Cranford, NJ 07016

Annual Meeting

The 2010 Annual Meeting of Stockholders will be held on May 19, 2010; at 3:00 p.m. at Heritage Bank; 4155 Lafayette Road; Hopkinsville, Kentucky 42240.

Annual Report on Form 10-K

A copy of the Company's 2009 Annual Report on Form 10-K will be furnished without charge to stockholders as of the record date for the 2010 Annual Meeting upon written request to the Secretary; HopFed Bancorp, Inc.; P.O. Box 537; Hopkinsville, Kentucky 42241. Information on the company's filings can also be found on their website by visiting www.bankwithheritage.com.

Market and Dividend Information

Since February 9, 1998 the Common Stock has been quoted on the Nasdaq Stock Exchange under the symbol "HFBC." As of March 30, 2010, there were approximately 2,100 stockholders of the Company's Common Stock, with approximately 1,020 held in the name of the owner and the remainder held in street name. Below are the high and low stock prices of the Common Stock for the periods indicated.

A dividend of $0.12 per share was declared in each of the four quarters of 2008 and 2009.

Dividends, when and if paid, are subject to determination and declaration by the Board of Directors at its discretion, which will take into account the Company's consolidated financial condition and results of operations, the Bank's regulatory capital requirements, tax considerations, economic conditions, regulatory restrictions, and other factors; and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future. The payment of future dividends by the Company will depend in large part upon the receipt of dividends from the Bank, and is subject to various tax and regulatory restrictions on the payment of dividends.

Price Range of Common Stock

	Year Ended December 31, 2008		*Year Ended December 31, 2009*	
	HIGH	LOW	HIGH	LOW
FIRST QUARTER	$14.97	$13.00	$12.49	$8.43
SECOND QUARTER	$14.50	$13.15	$9.75	$8.13
THIRD QUARTER	$14.00	$11.01	$11.51	$9.25
FOURTH QUARTER	$12.99	$8.78	$11.00	$9.33

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following summary of selected financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and Consolidated Financial Statements and accompanying Notes appearing elsewhere in this Report.

Financial Condition and Other Data

	At December 31,				
Total amount of:	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Assets	$1,029,876	$967,560	$808,352	$770,888	$639,589
Loans receivable, net	642,355	628,356	576,252	494,968	397,310
Federal funds sold	---	16,080	3,755	3,270	2,250
Cash and due from banks	37,938	15,268	17,343	14,423	13,487
Interest-bearing deposits in Federal Home Loan Bank (FHLB)	3,173	5,727	931	4,190	424
Federal Home Loan Bank stock	4,281	4,050	3,836	3,639	3,211
Securities available for sale	289,691	246,952	142,310	183,339	172,890
Securities held to maturity:					
U.S. Government agency securities	---	---	13,541	17,318	17,292
Mortgage-backed Securities	---	454	554	700	891
Deposits	794,144	713,005	598,753	569,433	482,728
FHLB advances	102,465	130,012	101,882	113,621	93,172
Subordinated debentures	10,310	10,310	10,310	10,310	10,310
Total stockholders' equity	79,949	78,284	55,803	52,270	49,842
Number of active:					
Real estate loans Outstanding (1)	5,886	6,313	6,211	5,316	5,076
Deposit accounts (1)	51,141	94,171	76,823	67,252	51,635
Offices open	18	18	18	15	9

Operating Data

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Interest and dividend income	$ 53,141	$ 49,477	$ 49,033	$ 40,668	$ 29,666
Interest expense	26,312	26,420	28,891	23,288	15,474
Net interest income before provision for loan losses	26,829	23,057	20,142	17,380	14,192
Provision for loan losses	4,199	2,417	976	1,023	1,250
Net interest income	22,630	20,640	19,166	16,357	12,942
Non-interest income	10,225	8,344	7,231	5,765	4,532
Non-interest expense	30,483	22,417	20,553	16,514	11,600
Income before income taxes	2,372	6,567	5,844	5,608	5,874
Provision for income taxes	397	1,952	1,728	1,700	1,744
Net income	$ 1,975	$ 4,615	$ 4,116	$ 3,908	$ 4,130
Preferred stock dividend and accretion of stock warrants	1,031	56	---	---	---
Net income available to common shareholders	$ 944	$ 4,559	$ 4,116	$ 3,908	$ 4,130

(1) In 2009, the Bank purged all closed deposit accounts from its system, significantly reducing the amount of deposit accounts. Prior to 2009, the total amount of deposit accounts included closed accounts.

Selected Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(Dollars in thousands)		
Year Ended December 31, 2009:				
Interest and dividend income	$ 13,194	$ 13,307	$ 13,505	$ 13,135
Net interest income after provision for losses on loans	5,421	5,600	5,491	6,118
Non-interest income	2,359	2,741	2,085	3,040
Non-interest expense	5,962	6,781	11,675	6,065
Net income (loss) available to common shareholders	1,012	854	(2,875)	1,953
Year Ended December 31, 2008:				
Interest and dividend income	$ 12,579	$ 12,136	$ 12,271	$ 12,491
Net interest income after provision for losses on loans	5,157	5,400	5,137	4,946
Non-interest income	2,404	2,097	2,050	1,793
Non-interest expense	5,415	5,666	5,613	5,723
Net income available to common shareholders	1,492	1,261	1,149	657

Key Operating Ratios

	At or for the Year Ended December 31,		
	2009	2008	2007
Performance Ratios			
Return on average assets (net income available to common shareholders divided by average total assets)	0.09%	0.55%	0.53%
Return on average equity (net income available to common shareholders divided by average total equity).	1.18%	8.08%	7.84%
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)........	2.74%	2.81%	2.65%
Ratio of average interest-earning assets to average interest-bearing liabilities........	107.86%	107.19%	106.14%
Ratio of non-interest expense to average total assets........	3.03%	2.67%	2.63%
Ratio of net interest income after provision for loan losses to non-interest expense........	76.54%	93.63%	95.82%
Efficiency ratio (non-interest expense divided by sum of interest income plus non-interest income)........	80.73%	70.41%	73.66%
Asset Quality Ratios			
Non-performing assets to total assets at end of period	1.28%	0.84%	0.12%
Non-performing loans to total loans at end of period	1.72%	1.16%	0.10%
Allowance for loan losses to total loans at end of period .	1.36%	0.97%	0.83%
Allowance for loan losses to non-performing loans at end of period........	78.96%	83.01%	816.53%
Provision for loan losses to total loans receivable, net	0.64%	0.39%	0.17%
Net charge-offs to average loans outstanding........	0.23%	0.20%	0.11%
Capital Ratios			
Total equity to total assets at end of period	7.76%	8.10%	6.90%
Average total equity to average assets........	7.95%	6.85%	6.73%

Regulatory Capital

	December 31, 2009 (Dollars in thousands)	
	Company	Bank
Tangible capital........	$ 85,943	$ 82,143
Less: Tangible capital requirement........	15,383	15,309
Excess........	70,560	66,834
Core capital........	$ 85,943	$ 82,143
Less: Core capital requirement........	41,022	40,823
Excess........	44,921	41,320
Total risk-based capital........	$ 93,179	$ 89,379
Less: Risk-based capital requirement........	54,145	53,825
Excess........	$ 39,034	$ 35,554

General

This discussion relates to the financial condition and results of operations of the Company, which became the holding company for the Bank in February 1998. The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loan portfolio consists primarily of loans secured by residential real estate located in its market area.

For the year ended December 31, 2009, the Company recorded net income available for common shareholders of $944,000, a return on average assets of 0.09% and a return on average equity of 1.18%. In 2009, the Company's net income was adversely affected by a $5.0 million ($3.3 million after tax) goodwill impairment charge. The Company's results of operations for the year ended December 31, 2009 was also negatively affected by the issuance of $18.4 million of preferred stock and the issuance of common stock warrants to the United States Treasury on December 12, 2008 as part of the Treasury Capital Purchase Program. For the year ended December 31, 2009, the Company's net income available to common shareholders was reduced by $1,031,000 as a result of its issuance of preferred stock to the United States Treasury.

For the year ended December 31, 2008, the Company recorded net income available for common shareholders of $4.6 million, a return on average assets of 0.55% and a return on average equity of 8.08%. For the year ended December 31, 2008, the Company's total cost related to the issuance of preferred stock was approximately $56,000. For the year ended December 31, 2007, the Company recorded net income of $4.1 million, a return on average assets of 0.53% and a return on average equity of 7.84%.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, investment securities and mortgage-backed securities portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the level of non-interest expenses such as compensation, employee benefits, data processing expenses, local deposit and federal income taxes also affect the Company's net income.

The operations of the Company and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Aggregate Contractual Obligations

	Maturity by Period				
December 31, 2009 (In thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 year to 5 years	Greater than 5 years	Total
Deposits	$550,633	177,643	65,868	---	794,144
FHLB borrowings	22,000	20,000	11,196	49,269	102,465
Repurchase agreements	20,060	---	10,000	6,000	36,060
Subordinated debentures	---	---	---	10,310	10,310
Lease commitments	84	102	8	---	194
Purchase obligations	864	702	6	---	1,572
Total	$593,641	198,447	87,078	65,579	944,745

Deposits represent non-interest bearing, money market, savings, NOW, certificates of deposit and all other deposits held by the Company. Amounts that have an indeterminate maturity period are included in the less than one-year category.

FHLB borrowings represent the amounts that are due to FHLB of Cincinnati. All amounts have fixed maturity dates. The Company has three callable FHLB advances, totaling $27 million. Putable advances may be called quarterly. With a weighted average cost of 4.37%, management does not anticipate that these advances will be called in 2010. The Company's putable advances have a final maturity in 2017.

Subordinated debentures represent the amount borrowed in a private pool trust preferred issuance group on September 25, 2003. The debentures are priced at the three-month LIBOR plus 3.10%. At December 31, 2009, the three-month Libor rate was 0.25%. The debentures re-price and pay interest quarterly and have a thirty-year final maturity. The debentures may be called at the issuer's discretion on a quarterly basis after five years. The interest rate of the debentures reset on the 8th day of January, April, August and November of each year.

Lease commitments represent the total minimum lease payments under non-cancelable operating leases.

The most significant operating contract is for the Company's data processing services, which re-prices monthly based on the number of accounts and other operational factors. Estimates have been made to include reasonable growth projections. In December 2008, the Company renewed the operating contract with the current data processing provider for a period not to exceed five years. The Company anticipates only a minor increase in fixed and variable cost rates with this contract.

Off Balance Sheet Arrangements

December 31, 2009 (In thousands)	Maturity by Period				
	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Commercial lines of credit	$ 3,518	7,857	432	8	11,815
Commitments to extend credit	26,759	15,667	5,908	4,605	52,939
Standby letters of credit	1,651	91	155	8	1,905
Home equity lines of credit	663	1,382	357	28,756	31,158
Total	$32,591	24,997	6,852	33,377	97,817

Standby letters of credit represent commitments by the Company to repay a third party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the Company also has liquidity risk associated with stand-by letters of credit because funding for these obligations could be required immediately. Unused lines of credit represent commercial and residential equity lines of credit with maturities ranging from one to fifteen years.

Accounting for Derivative Instruments and Hedging Activities

In October 2008, Heritage Bank entered into a receive fixed pay variable swap transaction in the amount of $10 million with Compass Bank of Birmingham in which Heritage Bank will pay Compass a fixed rate of 4.17% quarterly for seven years while Compass will pay Heritage Bank a rate equal to the three month London Interbank Offering Rate ("LIBOR"), the rate banks in London charge one another for overnight borrowings. Heritage Bank has signed an inter-company transfer with the Company that allows the Company to convert its variable rate subordinated debenture issuance to a fixed rate. The critical terms of the interest rate swap match the term of the corresponding variable rate subordinated debt issuance. The Company considers the interest rate swap a cash flow hedge and conducts a quarterly analysis to ensure that the hedge is effective. At December 31, 2009, the Company's review indicates that the cash flow hedge is effective. At December 31, 2009, the approximate market loss on the cash flow hedge is $643,289.

Quantitative and Qualitative Disclosure about Market Risk

Quantitative Aspects of Market Risk. The principal market risk affecting the Company is risk associated with interest rate volatility (interest rate risk). The Company maintains a trading account for investment securities that may be used to periodically hedge short-term interest rate risk. The Company did not have any activity in its trading account for the years ended December 31, 2009, 2008 and 2007. The Company is not subject to foreign currency exchange rate risk or commodity price risk. Substantially all of the Company's interest rate risk is derived from the Bank's lending, deposit taking, and investment activities. This risk could result in reduced net income, loss in fair values of assets and/or increases in fair values of liabilities due to upward changes in interest rates.

Qualitative Aspects of Market Risk. The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between assets and liabilities maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's interest-earning assets by retaining for its portfolio loans with interest rates subject to periodic adjustment to market conditions. The Company relies on retail deposits as its primary source of funds. However, management is utilizing brokered deposits, wholesale repurchase agreements and FHLB borrowings as sources of liquidity. As part of its interest rate risk management strategy, the Bank promotes demand accounts, overnight repurchase agreements and certificates of deposit with primarily terms of up to five years.

Asset / Liability Management

Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Company has employed various strategies intended to minimize the adverse affect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Company's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination of adjustable-rate mortgage loans secured by one-to-four family residential real estate, and, to a lesser extent, multi-family real estate loans and the origination of other loans with interest rates that are more sensitive to adjustment based upon market conditions than long-term, fixed-rate residential mortgage loans. For the year ended December 31, 2009, approximately $202.5 million of the $240.8 million of one-to-four family residential loans originated by the Company (comprising 86.7% of such loans) had adjustable rates or will mature within one year.

The U.S. government agency securities generally are purchased for a term of fifteen years or less. Securities may or may not have call options. A security with call options improves the yield on the security but also has little or no positive price convexity. Non-callable securities or securities with one time calls offer a lower yield but more positive price convexity and an improved predictability of cash flow. Generally, securities with the greater call options (continuous and quarterly) are purchased only during times of extremely low interest rates. The reasons for purchasing these securities generally focus on the fact that a non callable or one time call is of little value if rates are exceptionally low.

At December 31, 2009, the Company's agency security portfolio consisted of $30.4 million in unsecured debt issued by Federal National Mortgage Corporation (FNMA), $5.2 million issued by Federal Home Loan Mortgage Corporation (FHLMC), $6.6 million issued by the Federal Farm Credit Bank (FFCB), $3.1 million issued by Farmer Mac (FMAC) and $9.3 million issued by the Federal Home Loan Bank (FHLB). During 2008, both FNMA and FHLMC required substantial government assistance and were taken into conservatorship by their regulator. All debt securities of both FNMA and FHLMC remain AAA rated and both agencies maintain the implicit backing of the United States of America.

At December 31, 2009, no agency securities were due within five years, approximately $14.4 million were due in five to ten years and approximately $40.2 million were due after ten years. At December 31, 2009, $38.8 million of these securities had a call provision, which authorizes the issuing agency to prepay the securities at face value at certain pre-established dates. If, prior to their maturity dates, market interest rates decline below the rates paid on the securities, the issuing agency may elect to exercise its right to prepay the securities. At December 31, 2009, $18.4 million of these securities are callable one time only prior to December 31, 2010, and $9.4 million of these securities may be called one time only prior to December 31, 2012, but not before January 1, 2012. An additional $11.0 million of these securities may be called prior to December 31, 2010, but provide the issuer with multiple call dates and therefore are not as likely to be called. Given the current economic climate as well as the relatively high coupon rates accompanying the one time calls owned by the Company, we anticipate that the majority of eligible one time call provisions for 2010 will be exercised. At December 31, 2009, the estimated average life of this portfolio is 4.1 years and its modified duration is 3.5 years.

In 2008 and 2009, the Company purchased a significant number of agency securities issued by the Small Business Administration. These securities are classified as either SBAPs or SBICs. The SBAP notes have a twenty year maturity, pay interest monthly and principal semi-annually. The SBIC notes have a ten year final maturity and pay principal and interest quarterly. Both securities are classified as a zero risk based agency bond, have a history of slow prepayment speeds and provide yields that are considerable higher than fifteen year GNMA mortgage backed securities. At December 31, 2009, the Company's agency bond portfolio includes approximately $24.2 million in SBAP securities and $37.2 million in SBIC securities as well as $3.0 million in FHLB amortizing notes. At December 31, 2009, the estimated average life of this portfolio is 5.5 years and its modified duration is 4.5 years.

In 2009, the Company's municipal portfolio grew significantly. This growth occurred as municipal bond yields increased to levels not seen in the last ten years despite record low Treasury rates. The value of the municipal bond purchases should be enhanced over time as the Company's earnings increase and with the possibilities of higher income tax rates in the future. The Company anticipates that future issuance of tax exempt securities will be limited as the current trend in the municipal market is towards the issuance of taxable Build America Bonds, a new program initiated as part of the 2009 Economic Stimulus Plan passed by the United States Congress. The municipal bond portfolio largely consists of local school district bonds with the guarantee of the State of Kentucky or out of state bonds insured by private companies. At December 31, 2009, the Company has $51.2 million in tax free municipal bonds and $2.8 million in taxable Build America Bonds. The tax free municipal bonds were purchased to provide long-term income stability and higher tax equivalent yields as compared to other portions of the Company's investment portfolio.

At December 31, 2009, no bonds were due in less than one year, $2.9 million were due within one to five years, $5.3 million were due in five to ten years, $17.4 million were due in ten to fifteen years and approximately $28.4 million were due after fifteen years. At December 31, 2009, approximately $51.8 million of the Company's municipal bond portfolio is callable with call dates ranging from February 2010 to December 2019. The call dates are staggered to eliminate the excessive cash flows within any one-year period. At December 31, 2009, approximately $1.4 million of municipal bonds had a call date of less than one year; approximately $5.6 million had a call date from one to five years and approximately $44.8 million in more than five years but less than ten years. At December 31, 2009, the average life of the municipal bond portfolio is approximately 13.3 years and the modified duration of the municipal bond portfolio is approximately 9.6 years. The current credit market crisis has affected the municipal market, making it less likely that issuers with securities that are currently callable will exercise the option to do so.

Mortgage-backed securities entitle the Company to receive a pro-rata portion of the cash flow from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, mortgage-backed securities present lower credit risk by virtue of the guarantees that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Further, mortgage-backed securities provide a monthly stream of both interest and principal, thereby providing the Company with a cash flow to reinvest at current market rates and limit the Company's interest rate risk. At December 31, 2009, the Company held approximately $73.6 million in fixed rate mortgage backed securities and approximately $6.9 million in adjustable rate mortgage backed securities. The average life of the mortgage backed securities portfolio is approximately 4.6 years and a modified duration of approximately 3.8 years.

At December 31, 2009, the Company held approximately $18.6 million in Collateral Mortgage Obligations (CMO) issued by various agencies of the United States government and $16.3 million in Private Label CMOs issued by private companies. A CMO is a mortgage-backed security that has a structured payment stream based on various factors and does not necessarily remit monthly principal and interest on a pro-rata basis. At December 31, 2009, the Company's CMO portfolio had an average life of approximately 3.3 years and a modified duration of approximately 2.7 years.

The Company's Whole Loan CMO portfolio includes two securities that have been downgraded below investment grade. As a result of these downgrades, the Company contracted with an independent third party to conduct an impairment analysis of all Private Label securities owned during 2009. This analysis indicated that the following securities were other than temporarily impaired:

CUSIP	Description	Moody's Credit Rating	Original Par Value	Par Value 12/31/2009	OTTI Charge 12/31/2009
362290AC2	GSR 2007 TR AR1	CCC	$ 2,000,000	$ 1,264,199	$ 180,000
12638PCQ0	CSMC 200-3 4A15	Caa3	$ 2,000,000	$ 1,222,082	$ 20,000

As a result of this analysis, the Company incurred a total impairment charge related to its Private Label CMO portfolio of $200,000 during the fourth quarter of 2009. The Company will continue to monitor the performance of the Private Label CMO portfolio for additional charges as may be necessary.

Interest Rate Sensitivity Analysis

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact the Company's earnings to the extent that the interest rates on interest earning assets and interest bearing liabilities do not change at the same speed, to the same extent or on the same basis. As part of its effort to manage interest rate risk, the Bank monitors its net portfolio value (NPV), a methodology adopted by the OTS to assist the Bank in assessing interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market rates. Both a 300 basis point increase in market interest rates and a 100 basis point decrease in market interest rates are considered.

The following table presents the Bank's NPV at December 31, 2009, as calculated by the OTS, based on information provided to the OTS by the Bank.

Change	Net Portfolio Value			NPV as % of PV of Assets	
In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in thousands)			
+300 bp	$ 56,686	$ (36,369)	(39) %	5.75%	(309) bp
+200 bp	70,499	(22,557)	(24) %	6.98%	(186) bp
+100 bp	83,044	(10,011)	(11) %	8.05%	(79) bp
0 bp	93,055	---	---	8.84%	---
-100 bp	100,861	7,806	8 %	9.42%	58 bp
-200 bp	n/a	n/a	n/a	n/a	n/a

Interest Rate Risk Measures: 200 Basis Point (bp) Rate Shock

Pre-Shock NPV Ratio: NPV as % of Present Value of Assets ...	8.84%
Exposure Measure: Post-Shock NPV Ratio	6.98%
Sensitivity Measure: Change in NPV Ratio	186 bp

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. The computations do not contemplate any actions the Bank could undertake in response to changes in interest rates. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or re-price within that period.

Interest Income Analysis

As a part of the Company's asset liability management process, an emphasis is placed on the effect that changes in interest rates have on the net interest income of the Bank and the resulting change in the net present value of capital. As a part of its analysis, the Company uses third party software and analytical tools derived from the Company's regulatory reporting models to analyze the re-pricing characteristics of both assets and liabilities and the resulting net present value of the Company's capital given various changes in interest rates. The model also uses mortgage prepayment assumptions obtained from third party vendors to anticipate prepayment speeds on both loans and investments. The Company's model uses incremental changes in interest rates. For example, a 3.0% change in annual rates includes a 75 basis point change in each of the next four quarters.

For the year ended December 31, 2009, the Company's previous efforts to increase duration had a positive effect on its results of operations. At December 31, 2009, the extended duration remains in effect. In an effort to prepare for higher interest rates, the Company has begun the process of extending the duration of its long term liabilities. The Company is using both local and brokered deposits and FHLB advances to accomplish this goal. When attempting to extend duration, both brokered deposits and FHLB advances offer several advantages as compared to locally obtained deposits. Specifically, management has determined that it is easier to more accurately target specific maturities using FHLB advances and brokered deposits as compared to local deposits. In addition, the Company has approximately $50 million in short term deposit balances that are currently priced with floors. In most cases, short term federal funds rates can increase 75 basis points without resulting in an increase to the Company's interest expense.

During 2010, it is the intent of management to continue to extend duration of its liabilities. The amount of duration extension achieved by management will be largely dependent on its ability to obtain additional duration at a reasonable cost. A rapid steepening of the yield curve may limit management's ability to extend the duration of its liabilities. If management is unable to extend its liabilities, the next option for management would be to gradually reduce those liabilities.

The Company's analysis at December 31, 2009, indicates that changes in interest rates are less likely to result in significant changes in the Company's annual net interest income. A summary of the Company's analysis at December 31, 2009 for the twelve month period ending December 31, 2010, is as follows:

	Down 1.00%	No change	Up 1.00%	Up 2.00%	Up 3.00%
Net interest income (In thousands)	$27,369	$28,667	$29,356	$30,506	$31,678

Gap Analysis

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

At December 31, 2009, the Company had a negative one year or less interest rate sensitivity gap of 17.65% of total interest-earning assets. Generally, during a period of rising interest rates, a negative gap position would be expected to adversely affect net interest income while a positive gap position would be expected to result in an increase in net interest income. Conversely during a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. This analysis is considered less reliable as compared to the Company's ALM models as changes in various interest rate spreads are not incorporated in Gap Analysis.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2009, which are expected to mature, are likely to be called or re-priced in each of the time periods shown.

	One Year or Less	Over one Through Five Years	Over Five Through Ten Years	Over Ten Through Fifteen Years	Over Fifteen Years	Total
Interest-earning assets						
Loans:						
1 - 4 family residential	$ 127,800	$ 86,144	$ 18,129	$ 5,526	$ 1,015	$ 238,614
Multi-family residential	10,427	34,431	123	---	---	44,981
Construction	27,306	3,986	997	---	413	32,702
Non-residential	111,952	100,478	23,764	3,450	12,388	252,032
Secured by deposits	2,749	1,234	92	---	---	4,075
Other loans	36,938	28,092	3,691	191	1,039	69,951
Time deposits and interest bearing deposits in FHLB	3,173	---	---	---	---	3,173
Securities	25,286	50,877	29,018	41,551	27,577	174,309
Mortgage-backed securities	24,045	50,872	21,942	12,080	6,443	115,382
Total	369,676	356,114	97,756	62,798	48,875	935,219
Interest bearing liabililties:						
Deposits	482,413	243,200	---	---	---	725,613
Borrowed funds	52,370	41,196	55,269	---	---	148,835
Total	534,783	284,396	55,269	---	---	874,448
Interest sensitivity gap	($165,107)	$71,718	$42,487	$62,798	$48,875	$60,771
Cumulative interest sensitivity gap	($165,107)	($93,389)	($50,902)	$11,896	$60,771	$60,771
Ratio of interest-earning assets to interest bearing liabilities	69.13%	125.22%	230.08%	---	---	106.95%
Ratio of cumulative gap to total interest-earning assets	(17.65%)	(9.99%)	(5.44%)	1.27%	6.50%	6.50%

The preceding table was prepared based upon the assumption that loans will not be repaid before their respective contractual maturities, except for adjustable rate loans, which are classified, based upon their next re-pricing date. Further, it is assumed that fixed maturity deposits are not withdrawn prior to maturity and other deposits are withdrawn or re-priced within one year. Mortgage-backed securities are classified based on their lifetime prepayment speeds. In 2010, the Company is aware that the decision by Freddie Mac and Fannie Mae to redeem all mortgages past due more than 120 days will result in faster prepayment speeds for its mortgage backed security portfolio. However, management does not have enough information specific to its portfolio to model the changes on prepayment speeds that may result. As a result, the preceding table does not reflect possible changes in cash flows that may result from this change in Fannie Mae and Freddie Mac portfolio servicing practices. The actual interest rate sensitivity of the Company's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors. The retention of adjustable-rate mortgage loans in the Company's portfolio helps reduce the Company's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to borrowers as a result of re-pricing adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrowers.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and average interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	December 2009 Averages	
	Balance	Weighted Average Yield/Cost
	(Dollars in thousands)	
Interest-earning assets:		
Loans receivable, net	$ 644,676	6.23 % **
Non taxable securities available for sale	48,307	6.11 % *
Taxable securities available for sale	238,537	4.95 %
Federal Home Loan Bank stock	4,281	4.50 %
Securities held to maturity	---	---
Time deposits and other interest-bearing cash deposits	---	---
Total interest-earning assets	935,801	5.89 %
Non-interest-earning assets	93,299	
Total assets	$ 1,029,100	
Interest-bearing liabilities:		
Deposits	$ 726,847	2.62%
FHLB borrowings	104,834	3.57 %
Repurchase agreements	31,340	2.54%
Subordinated debentures	10,310	5.65%
Total interest-bearing liabilities	873,331	2.77 %
Non-interest-bearing liabilities	75,849	
Total liabilities	949,180	
Common stock	41	
Common stock warrants	556	
Additional paid-in capital	44,450	
Retained earnings	38,220	
Treasury stock	(6,495)	
Accumulated other comprehensive income	3,148	
Total liabilities and equity	$ 1,029,100	
Interest rate spread		3.12%
Ratio of interest-earning assets to interest-bearing liabilities		107.2 %

* Tax equivalent yield at the Company's 34% tax bracket and a 2.75% cost of funds rate.

** Yield on loans excludes $229,000 adjustment made December 31, 2009 to eliminate all interest on non-accrual loans.

	Years Ended December 31,								
	2009			2008			2007		
	(Dollars in Thousands)								
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:									
Loans receivable, net	$ 633,143	38,921	6.15%	$601,847	41,692	6.93%	$532,761	41,031	7.70%
Taxable securities AFS	252,707	12,635	5.00%	141,668	7,115	5.02%	138,392	6,512	4.71%
Non-taxable securities AFS	36,559	2,268	6.20%	17,038	916	5.38%	15,159	727	4.80%
Securities held to maturity	280	12	4.29%	3,534	155	4.39%	17,549	771	4.39%
Time deposits and other interest-bearing cash deposits	3,270	8	0.24%	8,171	147	1.80%	10,152	519	5.12%
Total interest-earning assets	$ 925,959	53,844	5.81%	$772,258	50,025	6.48%	$714,013	49,560	6.94%
Non-interest-earning assets	80,423			66,573			66,379		
Total assets	1,006,382			838,831			780,392		
Interest-bearing liabilities:									
Deposits	$ 698,367	20,833	2.98%	$581,817	20,789	3.57%	$536,619	22,279	4.15%
Borrowings	160,081	5,479	3.42%	138,671	5,631	4.06%	136,103	6,612	4.86%
Total interest-bearing liabilities	858,448	26,312	3.07%	720,488	26,420	3.67%	672,722	28,891	4.29%
Non-interest-bearing liabilities	67,944			60,897			55,139		
Total liabilities	926,392			781,385			727,861		
Common stock	41			41			41		
Common stock warrants	556			29			---		
Additional paid-in capital	44,324			26,998			25,996		
Retained earnings	38,599			37,605			33,917		
Treasury stock	(6,495)			(6,350)			(5,788)		
Accumulated other comprehensive (loss)	2,965			(877)			(1,635)		
Total liabilities and equity	1,006,382			838,831			780,392		
Net interest income		27,532			23,605			20,669	
Interest rate spread			2.74%*			2.81%*			2.65%*
Net interest margin			2.97%*			3.06%*			2.89%*
Ratio of average interest-earning assets to average interest-bearing liabilities			107.86%			107.19%			106.14%

Using a 34% tax rate.
*The tax equivalent adjustments were $703, $392 and $527 for 2009, 2008 and 2007, respectively

Rate Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume from year to year multiplied by the average rate for the prior year) and (ii) changes in rate (changes in the average rate from year to year multiplied by the prior year's volume).

	Year Ended December 31,					
	2009 vs. 2008			2008 vs. 2007		
	Increase (Decrease) due to			Increase (Decrease) due to		
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ (4,695)	1,924	(2,771)	$ (4,125)	4,786	661
Securities available for sale, taxable	(32)	5,552	5,520	286	317	603
Securities available for sale, non-taxable	141	1,211	1,352	88	101	189
Securities held to maturity	(3)	(140)	(143)	(1)	(615)	(616)
Other interest-earning assets	(51)	(88)	(139)	(337)	(35)	(372)
Total interest-earning assets	(4,640)	8,459	3,819	(4,089)	4,554	465
Interest-bearing liabilities:						
Deposits	(4,379)	4,423	44	(3,105)	1,615	(1,490)
Borrowings	(905)	753	(152)	(1,058)	77	(981)
Total interest-bearing liabilities	(5,284)	5,176	(108)	(4,163)	1,692	(2,471)
Increase (decrease) in net interest income	$ 644	3,283	3,927	$ 74	2,862	2,936

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on appropriate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involved the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for loan losses. The Company's allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative; in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors included the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrower's sensitivity to economic conditions throughout the southeast and particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of the loan portfolio, its methodology accordingly may change. In addition, it may report materially different amounts for the provision for loan losses in the statement of operations if management's assessment of the above factors changes in future periods. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented elsewhere herein. Although management believes the levels of the allowance for loan losses as of both December 31, 2009 and 2008 were adequate to absorb inherent losses in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time. The Company also considers its policy on non-accrual loans as a critical accounting policy. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 91 days or more. At December 31, 2009, the Company did not recognize accrued interest on non-accrual loans on its balance sheet or income statement.

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

The Company's total assets increased by $62.4 million, from $967.56 million at December 31, 2008, to $1.030 billion at December 31, 2009. The Company did not sell any federal funds at December 31, 2009, as compared to $16.1 million at December 31, 2008. The Company no longer has any agency securities classified as held to maturity. The available for sale portfolio increased $42.7 million, from $247.0 million at December 31, 2008, to $289.7 million at December 31, 2009. At December 31, 2009, the Company's investment in Federal Home Loan Bank stock was carried at an amortized cost of $4.3 million. See Note 2 of Notes to Consolidated Financial Statements.

The Company's net loan portfolio increased by $14.0 million during the year ended December 31, 2009. Net loans totaled $628.4 and $642.4 at December 31, 2008 and December 31, 2009, respectively. The increase in the loan activity during the year ended December 31, 2009 was achieved in spite of weak national economic conditions which include the loss of an $8 million relationship at the beginning of 2009 and more conservative loan underwriting standards. Loan growth was achieved largely through new business obtained from customers of large regional banks who became disenchanted with both access to funds and service levels. In 2009, economic activity remained subdued in the majority of the Company's markets. For the year ended December 31, 2009, the Company's tax equivalent average yield on loans was 6.15%, compared with 6.93% for the year ended December 31, 2008.

The allowance for loan losses totaled $8.9 million at December 31, 2009, an increase of approximately $2.8 million from the allowance for loan losses of $6.1 million at December 31, 2008. The ratio of the allowance for loan losses to total loans was 1.36% and 0.97% at December 31, 2009 and 2008, respectively. Also, at December 31, 2009, the Company's non-accrual loans were approximately $11.2 million or 1.72% of total loans, compared to $7.3 million, or 1.16% of total loans, at December 31, 2008. The Company's ratio of allowance for loan losses to non-performing loans at December 31, 2009 and 2008 was 78.96% and 83.01%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2009 and 2008

Net Income. The Company's net income available for common shareholders for the year ended December 31, 2009 was $944,000 compared to $4.6 million at December 31, 2008. In 2009, net income available for common shareholders was adversely affected by a $5.0 million goodwill impairment charge, $4.2 million in provision for loan loss expense, $1.5 million increase in assessments from the FDIC and $1.0 million in dividends and accretion of preferred stock discount related to the Company's issuance of preferred stock in December 2008.

Net Interest Income. Net interest income for the year ended December 31, 2009, was $26.8 million, compared to $23.1 million for the year ended December 31, 2008. The increase in net interest income for the year ended December 31, 2009, was the result of a sharp decline in market interest rates, allowing the Company to reduce its cost of funds. At the same time, higher average balances of both taxable and tax free investments provided higher levels of interest income. For the year ended December 31, 2009, the Company's tax equivalent average yield on total interest-earning assets was 5.81% compared to 6.48% for the year ended December 31, 2008, and its average cost of interest-bearing liabilities was 3.07%, compared to 3.67% for the year ended December 31, 2008. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2009 was 2.74%, compared to 2.81% for the year ended December 31, 2008 and its tax equivalent net interest margin was 2.97% for the year ended December 31, 2009, compared to 3.06% for the year ended December 31, 2008. At December 31, 2009, the Company reduced interest income on loans by $229,000 to eliminate all interest income on non-accrual loans. For the year ended December 31, 2009, the change in income recognition reduced the Company's net interest margin by 0.03%.

Interest Income. Interest income increased $3.6 million from $49.5 million to $53.1 million, or 7.3% during the year ended December 31, 2009 compared to 2008. The modest increase was attributable to an increase in the volume of loans and investments outstanding, offsetting a decline in market interest rates. The Company does not classify any securities as held to maturity at December 31, 2009, as compared to an average balance of $3.5 million for the year ended December 31, 2008. The average balance on taxable securities available for sale increased $111.0 million, from $141.7 million for the year ended December 31, 2008, to $252.7 million for the year ended December 31, 2009. The average balance of non-taxable securities available for sale increased approximately $19.6 million, from $17.0 million for the year ended December 31, 2008, to $36.6 million for the year ended December 31, 2009.

Average time deposits and other interest-bearing cash deposits declined from $8.2 million for the year ended December 31, 2008, to $3.3 million for the year ended December 31, 2009. Overall, average total interest-earning assets increased $153.7 million from December 31, 2008, to December 31, 2009.

Interest Expense. Interest expense declined to $26.3 million for the year ended December 31, 2009, compared to $26.4 million for 2008. The decline in interest expense was attributable to a decline in the average cost of both interest bearing deposits and Federal Home Loan Bank ("FHLB") borrowings. The average cost of average interest-bearing deposits declined from 3.57% for the year ended December 31, 2008, to 2.98% for the year ended December 31, 2009. Over the same period, the average balance of interest bearing deposits increased from $581.8 million for the year ended December 31, 2008, to $698.4 million for the year ended December 31, 2009. The average balance of FHLB borrowings increased from $95.0 million for the year ended December 31, 2008 to $119.1 million for the year ended December 31, 2009. The average cost of FHLB borrowings declined from 4.15% for the year ended December 31, 2008, to 3.42% for the year ended December 31, 2009.

Provision for Loan Losses. The Company determined that an additional $4.2 million and $2.4 million in provision for loan losses was required for the years ended December 31, 2009, and December 31, 2008, respectively. The increase in the Company's provision for loan loss expense is the result of both local and national economic conditions, including an increase in the unemployment rate in the communities served by the Company as well as higher levels of non-performing loans.

Non-Interest Income. Non-interest income increased by $1.9 million for the year ended December 31, 2009, to $10.2 million, compared to $8.3 million for the year ended December 31, 2008. The increase in non-interest income is the result of a $2.0 million increase on gains taken on the sale of investments. For the year ended December 31, 2009, income from deposit accounts and financial services income were marginally lower while the Company experienced a 15% decline in the level of brokerage income. Non-interest income for the year ended December 31, 2009, included a $200,000 other than temporary impairment charge on two Private Label CMOs previously discussed.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2009, was $30.5 million, compared to $22.4 million in 2008. The increase was the result of the Company's $5.0 million goodwill impairment charge and the sharp increase in cost associated with the Company's FDIC expenses. The Company's cost related to FDIC coverage increased from $463,000 in 2008 to $2.0 million in 2009. The increase in FDIC expenses relates to the cost incurred by the FDIC to pay for more than 130 bank failures in 2009. The Company anticipates that FDIC expense will remain elevated for the next five years. For the year ended December 31, 2009, the Company's compensation expense increased by approximately $800,000 as compared to the year ended December 31, 2008, due to higher payroll and insurance expenses.

Income Taxes. The effective tax rates for the years ended December 31, 2009, and December 31, 2008, was 16.7% and 29.7%, respectively. The Company's effective tax rate declined sharply due to higher levels of tax free investments, a higher level of income related to bank owned life insurance and lower levels of taxable income in 2009.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

Net Income. The Company's net income for the years ended December 31, 2008, was $4.6 million compared to $4.1 million at December 31, 2007.

Net Interest Income. Net interest income for the year ended December 31, 2008, was $23.1 million, compared to $20.1 million for the year ended December 31, 2007. The increase in net interest income for the year ended December 31, 2008 was the result of a sharp decline in market interest rates, allowing the Company to reduce its cost of funds. At the same time, liquidity and credit issues provided wider than normal spreads for those companies with excess liquidity. For the year ended December 31, 2008, the Company's tax equivalent average yield on total interest-earning assets was 6.46% compared to 6.94% for the year ended December 31, 2007, and its average cost of interest-bearing liabilities was 3.67%, compared to 4.29% for the year ended December 31, 2007. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2008, was 2.81%, compared to 2.65% for the year ended December 31, 2007, and its tax equivalent net interest margin was 3.06% for the year ended December 31, 2008, compared to 2.89% for the year ended December 31, 2007.

Interest Income. Interest income increased $444,000 from $49.0 million to approximately $49.5 million, or 1% during the year ended December 31, 2008 compared to 2007. The modest increase was attributable to an increase in the volume of loans outstanding, offsetting a decline in market interest rates. The average balance on securities held to maturity decreased approximately $14.0 million, from $17.5 million at December 31, 2007, to $3.5 million at December 31, 2008. The average balance on taxable securities available for sale increased $3.3 million, from $138.4 million at December 31, 2007, to $141.7 million at December 31, 2008.

The average balance of non-taxable securities available for sale increased approximately $1.8 million, from $15.2 million at December 31, 2007, to $17.0 million at December 31, 2008. Average time deposits and other interest-bearing cash deposits declined $2.0 million, from $10.2 million at December 31, 2007, to $8.2 million at December 31, 2008. Overall, average total interest-earning assets increased $58.2 million from December 31, 2007 to December 31, 2008.

Interest Expense. Interest expense declined to $26.4 million for the year ended December 31, 2008, compared to $28.9 million for 2007. The decline in interest expense was attributable to a decline in the average cost of both interest bearing deposits and Federal Home Loan Bank ("FHLB") borrowings. The average cost of average interest-bearing deposits declined from 4.15% for the year ended December 31, 2007, to 3.57% for the year ended December 31, 2008. Over the same period, the average balance of interest bearing deposits increased from $536.7 million for the year ended December 31, 2007 to $581.8 million at December 31, 2008. The average balance of FHLB borrowings declined from $95.7 million for the year ended December 31, 2007, to $95.0 million for the year ended December 31, 2008. The average cost of FHLB borrowings declined from 4.63% for the year ended December 31, 2007, to 4.15% for the year ended December 31, 2008.

Provision for Loan Losses. The Company determined that an additional $2.4 million and $976,000 in provision for loan losses was required for the years ended December 31, 2008, and December 31, 2007, respectively. The increase in the Company's provision for loan loss expense is the result of both local and national economic conditions, including an increase in the unemployment rate in our communities as well as the expectation of a prolonged recession.

Non-Interest Income. Non-interest income increased by $1.1 million for the year ended December 31, 2008, to $8.3 million, compared to $7.2 million for the year ended December 31, 2007. The increase in non-interest income is the result of higher income realized on deposit accounts and approximately $700,000 gain on the sale of securities. Income from financial services was down slightly during the year as a decline in brokerage income was partially offset by the addition of a title insurance program to the Company's insurance division.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2008, was $22.4 million, compared to $20.6 million in 2007. The increase was the result of the Company's expansion of retail offices opened during 2007 now operating for a full year. The cost of the Company's retirement plan increased by more than $150,000 due to an increase in the number of participants enrolled in the plan. The Company's advertising expense increased by more than $150,000 due to a successful checking account campaign. The Company's cost related to FDIC deposit insurance increased by more than $220,000 due to the regulatory agency's increase in fees to offset its increasing cost to fund its operating losses. The increase in other operating expenses also includes the additional cost for postage, communications and other expenses related to operating more retail offices.

Income Taxes. The effective tax rates for the years ended December 31, 2008, and December 31, 2007, was 29.7% and 29.6%, respectively. The Company's effective tax rate is below its corporate tax rate of 34% due to higher levels of tax free loans, municipal bonds and income from bank owned life insurance.

Liquidity and Capital Resources

The Company's primary business is that of the Bank. Management believes dividends that may be paid from the Bank to the Company will provide sufficient funds for the Company's current and anticipated needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

Capital Resources. At December 31, 2009, the Bank exceeded all regulatory minimum capital requirements. For a detailed discussion of the Office of Thrift Supervision regulatory capital requirements, and for a tabular presentation of the Bank's compliance with such requirements, see Note 16 of Notes to Consolidated Financial Statements.

Liquidity. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, the Bank believes that it could borrow funds from the FHLB. At December 31, 2009, the Bank had outstanding advances of $102.5 million from the FHLB and $30.0 million of letters of credit issued by the FHLB to secure municipal deposits. The Bank can immediately borrow an additional $99.2 million from the FHLB by purchasing additional capital. See Note 7 of Notes to Consolidated Financial Statements.

Subordinated Debentures Issuance. On September 25, 2003, the Company issued $10,310,000 of subordinated debentures in a private placement offering. The securities have a thirty-year maturity and are callable at the issuer's discretion on a quarterly basis beginning five years after issuance. The securities are priced at a variable rate equal to the three-month LIBOR (London Interbank Offering Rate) plus 3.10%. Interest is paid and the rate of interest may change on a quarterly basis. The Company's subsidiary, a federal chartered thrift supervised by the Office of Thrift Supervision (OTS) may recognize the proceeds of trust preferred securities as capital. OTS regulations provide that 25% of Tier I capital may consist of trust preferred proceeds. See Note 10 of Notes to Consolidated Financial Statements.

The Bank's primary sources of funds consist of deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's liquidity needs for the immediate future. A portion of the Bank's liquidity consists of cash and cash equivalents. At December 31, 2009, cash and cash equivalents totaled $41.1 million. The level of these assets depends upon the Bank's operating, investing and financing activities during any given period.

Cash flows from operating activities for the years ended December 31, 2009, 2008 and 2007 were $2.7 million, $7.7 million, and $7.3 million, respectively.

Cash flows from investing activities were a net use of funds of $57.0 million, $142.8 million and $38.3 million in 2009, 2008 and 2007, respectively. A principal use of cash in this area has been purchases of securities available for sale of $186.7 million partially offset by proceeds from sales, calls and maturities of securities of $148.9 million during 2009. Maturities, calls and cash flow from securities classified as held to maturity totaled $448,000. At the same time, the investment of cash in loans was $19.9 million in 2009, $55.6 million in 2008 and $82.7 in 2007. Purchases of securities available for sale exceeded maturities and sales by $37.8 million in 2009 and $100.9 million in 2008. Cash flows from securities available for sale that were sold, matured or called exceeded purchases by $43.5 million in 2007. There were no purchases of securities classified as held to maturity in 2009, 2008 and 2007.

At December 31, 2009, the Bank had $52.9 million in outstanding commitments to originate loans and unused lines of credit of $43.0 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination and lines of credit commitments. The Bank has certificates of deposit maturing in one year or less of $315.9 million at December 31, 2009. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Forward-Looking Statements

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Bank's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Bank's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; changes in the Bank's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

Stock Performance Comparison

The following graph, which was prepared by SNL Financial LC ("SNL"), shows the cumulative total return of the Common Stock of the Company since December 31, 2004, compared with the (1) NASDAQ Composite Index, comprised of all U.S. Companies quoted on NASDAQ, (2) the SNL Midwest Thrift Index, comprised of publically traded thrifts and thrift holding companies operating in the Midwestern United States. Cumulative total return on the Common Stock or the index equals the total increase in the value since December 31, 2004, assuming reinvestment of all dividends paid into the Common Stock or the index, respectively. The graph was prepared assuming that $100 was invested on December 31, 2004, in the Common Stock, the securities included in the indices. The stock price performance included in this graph is not necessarily indicative of future stock price performance.


HopFed Bancorp, Inc.
Total Return Performance
130
120
110
100
90
80
70
60
50
Index Value
HopFed Bancorp, Inc.
NASDAQ COMPOSITE
SNL Midwest Thrift
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Index	*Period Ending*					
	12/31/04	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**
HopFed Bancorp, Inc.	100.00	95.46	99.87	94.34	66.50	65.33
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Midwest Thrift	100.00	97.72	110.91	93.68	83.25	70.12

Consolidated Financial Statements

HopFed Bancorp, Inc.
and Subsidiaries

December 31, 2009, 2008 and 2007

THIS PAGE LEFT INTENTIONALLY BLANK.

RAYBURN, BATES & FITZGERALD, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

SUITE 300
5200 MARYLAND WAY
BRENTWOOD, TENNESSEE 37027
www.rbfcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of HopFed Bancorp, Inc.
Hopkinsville, Kentucky

We have audited the accompanying consolidated balance sheets of HopFed Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. As of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008, and 2007, the Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HopFed Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.



Brentwood, Tennessee
March 31, 2010

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2009 and 2008
(Dollars in Thousands)

Assets	2009	2008
Cash and due from banks	$37,938	15,268
Interest-earning deposits in Federal Home Loan Bank	3,173	5,727
Federal funds sold	---	16,080
Cash and cash equivalents	41,111	37,075
Federal Home Loan Bank stock, at cost (note 2)	4,281	4,050
Securities available for sale (note 2)	289,691	246,952
Securities held to maturity, market value of $455 at December 31, 2008 (note 2)	---	454
Loans receivable, net of allowance for loan losses of $8,851 at December 31, 2009 and $6,133 at December 31, 2008 (note 3)	642,355	628,356
Accrued interest receivable	5,777	5,852
Real estate and other assets owned (note 14)	1,883	875
Bank owned life insurance	8,475	7,994
Premises and equipment, net (note 4)	25,328	26,443
Deferred tax assets (note 13)	2,458	737
Intangible asset (note 5)	1,168	1,818
Goodwill (note 5)	---	4,989
Other assets	7,349	1,965
Total assets	$1,029,876	967,560

Liabilities and Stockholders' Equity	2009	2008
Liabilities:		
Deposits (note 6)		
Non-interest-bearing accounts	$68,531	57,134
Interest-bearing accounts:		
NOW accounts	105,821	89,549
Savings and money market accounts	60,409	58,374
Other time deposits	559,383	507,948
Total deposits	794,144	713,005
Advances from Federal Home Loan Bank (note 7)	102,465	130,012
Repurchase agreements (note 8)	36,060	28,680
Subordinated debentures (note 10)	10,310	10,310
Advances from borrowers for taxes and insurance	236	210
Dividends payable	454	444
Accrued expenses and other liabilities	6,258	6,615
Total liabilities	949,927	889,276

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2009 and 2008
(Dollars in Thousands)

	2009	2008
Stockholders' equity (notes 16 and 17):		
Preferred stock, par value $0.01 per share; authorized - 500,000 shares; 18,400 shares issued and outstanding with a liquidation preference of $18,400,000 at December 31, 2009 and December 31, 2008	$ ---	---
Common stock, par value $.01 per share; authorized 7,500,000 shares; 4,110,175 issued and 3,594,620 outstanding at December 31, 2009 and 4,100,604 issued and 3,585,049 outstanding at December 31, 2008	41	41
Common stock warrants	556	556
Additional paid-in-capital	44,455	44,193
Retained earnings-substantially restricted	38,244	38,954
Treasury stock (at cost, 515,555 shares at December 31, 2009 and December 31, 2008)	(6,495)	(6,495)
Accumulated other comprehensive income, net of taxes	3,148	1,035
Total stockholder's equity	79,949	78,284
Total liabilities and stockholders' equity	$1,029,876	967,560

Commitments and contingencies (notes 9, 11, and 15)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years ended December 31, 2009, 2008, and 2007
(Dollars in Thousands)

	2009	2008	2007
Interest and dividend income			
Loans receivable	$38,921	41,421	40,720
Securities available for sale	12,635	7,115	6,512
Securities held to maturity	12	155	771
Nontaxable securities available for sale	1,565	639	511
Interest-earning deposits	8	147	519
Total interest and dividend income	53,141	49,477	49,033
Interest expense:			
Deposits (note 6)	20,833	20,789	22,279
Advances from Federal Home loan Bank	4,070	3,940	4,428
Repurchase agreements	767	1,079	1,411
Subordinated debentures	642	612	773
Total interest expense	26,312	26,420	28,891
Net interest income	26,829	23,057	20,142
Provision for loan losses (note 3)	4,199	2,417	976
Net interest income after provision for loan losses	22,630	20,640	19,166
Non-interest income:			
Service charges	4,222	4,535	4,105
Merchant card income	612	576	494
Gain on sale of loans	271	135	98
Realized gain from sale of securities	2,715	718	6
Other-than-temporary impairment on investments	(200)	---	---
Income from bank owned life insurance	481	270	302
Financial services commission	983	1,055	1,140
Other operating income	1,141	1,055	1,086
Total non-interest income	10,225	8,344	7,231

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income, Continued

For the Years ended December 31, 2009, 2008 and 2007
(Dollars in Thousands, Except Per Share and Amounts)

	2009	2008	2007
Non-interest expenses:			
Salaries and benefits (note 12)	$12,240	11,456	10,619
Occupancy expense (note 4)	3,074	2,882	2,672
Data processing expense	2,595	2,260	1,850
State deposit tax	619	512	504
Intangible amortization (note 5)	650	847	961
Goodwill impairment (note 5)	4,989	---	---
Professional services	1,002	1,167	1,412
Advertising expense	1,304	1,271	1,005
Postage and communications expense	616	622	550
Supplies expense	363	341	374
Deposit insurance and examination fees	2,026	463	420
Losses and expenses related to real estate owned	241	104	103
Other operating expenses	764	492	83
Total non-interest expense	30,483	22,417	20,553
Income before income tax expense	2,372	6,567	5,844
Income tax expense (note 13)	397	1,952	1,728
Net income	1,975	4,615	4,116
Less: Dividend on preferred shares	920	50	---
Accretion of preferred stock discount	111	6	---
Net income available for common shareholders	$944	4,559	4,116
Earnings per share available to common stockholders (note 18):			
Basic	$0.26	1.28	1.15
Fully diluted	$0.26	1.27	1.14
Weighted average shares outstanding - basic	3,569,969	3,572,127	3,588,163
Weighted average shares outstanding - diluted	3,569,969	3,597,483	3,607,870

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years ended December 31, 2009, 2008 and 2007
(Dollars in Thousands)

	2009	2008	2007
Net income	$1,975	4,615	4,116
Other comprehensive income (loss), net of tax			
Unrealized holding gain arising during the period net of tax effect	3,553	2,585	1,762
Unrealized gain (loss) on derivatives, net of tax effect	351	(824)	(65)
Reclassification adjustment for gains included in net income net of taxes	(1,791)	(458)	(4)
Comprehensive income	$4,088	5,918	5,809

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2009, 2008 and 2007
(Dollars in Thousands, Except Per Share and Share Amounts)

	Common Shares	Preferred Shares	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated other Comprehensive Income (Loss)	Total Equity
Balance January 1, 2007	3,627,906	---	$ 41	---	25,918	33,678	(5,406)	(1,961)	52,270
Net income	---	---	---	---	---	4,116	---	---	4,116
Restricted stock awards	9,082	---	---	---	---	---	---	---	---
Forfeit of restricted stock award	(305)	---	---	---	---	---	---	---	---
Net change in unrealized gains on securities available for sale, net of taxes of $906	---	---	---	---	---	---	---	1,758	1,758
Purchase of treasury stock	(44,650)	---	---	---	---	---	(706)	---	(706)
Loss recognized on derivative contract termination, net of taxes of $33	---	---	---	---	---	---	---	(65)	(65)
Dividends ($0.48 per share)	---	---	---	---	---	(1,729)	---	---	(1,729)
Compensation expense, options	---	---	---	---	22	---	---	---	22
Compensation expense, restricted stock awards	---	---	---	---	137	---	---	---	137
Balance December 31, 2007	3,592,033	---	41	---	26,077	36,065	(6,112)	(268)	55,803
Net income	---	---	---	---	---	4,615	---		4,615
Restricted stock awards	11,962	---	---	---	---	---	---	---	---
Net change in unrealized gains on securities available for sale, net of taxes of $1,096	---	---	---	---	---	---	---	2,127	2,127
Net change in unrealized gain (losses) on derivatives, net of taxes of $423	---	---	---	---	---	---	---	(824)	(824)
Dividends ($0.48 per share)	---	---	---	---	---	(1,720)	---	---	(1,720)
Exercise of options	10,000	---	---	---	100	---	(100)	---	---
Compensation expense, options	---	---	---	---	9	---	---	---	9
Compensation expense, restricted stock awards	---	---	---	---	157	---	---	---	157
Purchase of treasury stock	(28,496)	---	---	---	---	---	(283)	---	(283)
Restricted stock awards forfeited.	(450)	---	---	---	---	---	---	---	---
Issue 18,400 of shares Preferred Stock	---	18,400	---	556	17,844	---	---	---	18,400
Accretion of Preferred Stock Discount	---	---	---	---	6	(6)	---	---	---
Balance December 31, 2008	3,585,049	18,400	41	556	44,193	38,954	(6,495)	1,035	78,284
Net income	---	---	---	---	---	1,975	---	---	1,975
Restricted stock awards	9,571	---	---	---	---	---	---	---	---
Net change in unrealized gains on securities available for sale, net of taxes of $908	---	---	---	---	---	---	---	1,762	1,762
Net change in unrealized gain on derivatives, net of taxes of $181	---	---	---	---	---	---	---	351	351
Dividends ($0.48 per share)	---	---	---	---	---	(1,723)	---	---	(1,723)
Compensation expense, restricted stock awards	---	---	---	---	151	---	---	---	151
Preferred stock dividend	---	---	---	---	---	(851)	---	---	(851)
Accretion of Preferred Stock Discount	---	---	---	---	111	(111)	---	---	---
Balance December 31, 2009	3,594,620	18,400	$ 41	556	44,455	38,244	(6,495)	3,148	79,949

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years ended December 31, 2009, 2008 and 2007
(Dollars in Thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income	$1,975	4,615	4,116
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,199	2,417	976
Depreciation	1,548	1,464	1,284
Goodwill impairment	4,989	---	---
Amortization of intangible assets	650	847	961
Amortization of investment premiums and discounts, net	299	154	98
Other than temporary impairment charge on AFS securities	200	---	---
Benefit for deferred income taxes	(2,809)	(609)	(8)
Stock dividends on Federal Home Loan Bank stock	---	(157)	---
Compensation expense, restricted stock grants and options	151	166	159
Increase in cash surrender value of bank owned life insurance	(481)	(270)	(302)
(Gain) loss on sale or call of securities held to maturity	6	(27)	---
Gain on sale of securities available for sale	(2,715)	(691)	(6)
Gain on sales of loans	(271)	(135)	(98)
Gain on settlement of derivative	---	(74)	(98)
Loss on sale of premises and equipment	22	---	---
Proceeds from sales of loans	5,771	3,700	5,547
Loss on sale of other assets	---	15	---
Gain on sale of foreclosed assets	(241)	---	---
Originations of loans sold	(5,500)	(3,565)	(5,449)
(Increase) decrease in:			
Accrued interest receivable	75	(617)	(426)
Other assets	(5,385)	(1,178)	154
Increase (decrease) in:			
Accrued expenses and other liabilities	(541)	1,638	359
Income taxes payable	716	---	---
Net cash provided by operating activities	2,658	7,693	7,267
Cash flows from investing activities			
Proceeds from sales, calls and maturities of securities held to maturity	448	13,675	3,945
Proceeds from sales, calls and maturities of securities available for sale	148,883	84,930	88,218
Purchase of securities available for sale	(186,736)	(185,821)	(44,639)
Net increase in loans	(19,857)	(55,596)	(82,740)
Purchase of Federal Home Loan Bank stock	(231)	(57)	(197)
Proceeds from sale of foreclosed asset	902	727	471
Purchase of premises and equipment	(455)	(659)	(3,317)
Net cash used in investing activities	(57,046)	(142,801)	(38,259)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the Years ended December 31, 2009, 2008 and 2007
(Dollars in Thousands)

	2009	2008	2007
Cash flows from financing activities:			
Net increase in deposits	$81,139	114,252	29,320
(Decrease) increase in advance payments by borrowers for taxes and insurance	26	(106)	29
Advances from Federal Home Loan Bank	66,895	162,500	82,000
Repayment of advances from Federal Home Loan Bank	(94,442)	(134,370)	(93,739)
Other advances	35,395	57,115	---
Repayment of other advances	(35,395)	(57,115)	---
Increase (decrease) in repurchase agreements	7,380	(8,519)	15,963
Sale of preferred stock	---	18,400	--
Purchase of treasury stock	---	(283)	(706)
Dividends paid on preferred stock	(851)	---	---
Dividends paid on common stock	(1,723)	(1,720)	(1,729)
Net cash provided by financing activities	58,424	150,154	31,138
Increase in cash and cash equivalents	4,036	15,046	146
Cash and cash equivalents, beginning of period	37,075	22,029	21,883
Cash and cash equivalents, end of period	$41,111	37,075	22,029
Supplemental disclosures of cash flow information:			
Interest paid	14,424	13,296	13,225
Income taxes paid	2,420	2,420	1,542
Supplemental disclosures of non-cash investing and financing activities:			
Loans charged off	1,836	1,414	921
Foreclosures and in substance foreclosures of loans during year	1,473	1,246	476
Net unrealized gains on investment securities classified as available for sale	2,670	3,223	2,664
Increase in deferred tax asset related to unrealized losses on investments	(1,089)	(1,096)	(906)
Dividends declared and payable	454	444	431
Issue of unearned restricted stock	93	157	137
Capitalized interest	---	---	27

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(1) Summary of Significant Accounting Policies:

Nature of Operations and Customer Concentration

HopFed Bancorp, Inc. (the Corporation) is a thrift holding company incorporated in the state of Delaware. The Company's principal business activities are conducted through it's wholly-owned subsidiary, Heritage Bank (the Bank), which is a federally chartered savings bank engaged in the business of accepting deposits and providing mortgage, consumer, construction and commercial loans to the general public through its retail banking offices. The Bank's business activities are primarily limited to western Kentucky and middle and western Tennessee. The Bank is subject to competition from other financial institutions. Deposits at the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC). The Bank is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (OTS) and the FDIC.

A substantial portion of the Bank's loans are secured by real estate in the western Kentucky and middle and west Tennessee markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate ability to collect on a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in local market conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank and its wholly-owned subsidiary Fall & Fall Insurance (collectively the Company) for all periods. Significant inter-company balances and transactions have been eliminated in consolidation.

Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry.

(1) Summary of Significant Accounting Policies: (Continued)

Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the year. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, amounts due on demand from banks, interest-earning deposits in the Federal Home Loan Bank and federal funds sold with maturities of three months or less.

Securities

The Company reports debt, readily-marketable equity, mortgage-backed and mortgage related securities in one of the following categories: (i) "held to maturity" (management has a positive intent and ability to hold to maturity) which are to be reported at cost, adjusted for premiums and discounts that are recognized in interest income; (ii) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings; and (iii) "available for sale" (all other debt, equity, mortgage-backed and mortgage related securities) which are to be reported at fair value, with unrealized gains and losses reported net of tax as a separate component of stockholders' equity. At the time of new security purchases, a determination is made as to the appropriate classification. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity, net of any tax effect. Cost of securities sold is recognized using the specific identification method.

Interest income on securities is recognized as earned. The Company purchases many agency bonds at either a premium or discount to its par value. Premiums and discounts on agency bonds are amortized using the net interest method. For callable bonds purchased at a premium, the premium is amortized to the first call date. If the bond is not called on that date, the premium is fully amortized and the Company recognizes an increase in the net yield of the investment. The decision to amortize premiums to their first call is a more conservative method of recognizing income. For agency bonds purchased at a discount, the discount is accreted to the final maturity date. For callable bonds purchased at discount and called before maturity, the Company recognizes a gain on the sale of securities. The Company amortizes premiums and accretes discounts on mortgage back securities and collateralized mortgage obligations based on the securities three month average prepayment speed.

(1) Summary of Significant Accounting Policies: (Continued)

Other Than Temporary Impairment

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount to fair value. To determine whether impairment is other-than-temporary, management considers whether the entity expects to recover the entire amortized cost basis of the security by reviewing the present value of the future cash flows associated with the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as a credit loss. If a credit loss is identified, management then considers whether it is more-likely-than-not that the company will be required to sell the security prior to recovery. If management concludes that it is not more-likely-than-not that it will be required to sell the security, then the security is not other-than-temporarily impaired and the shortfall is recorded as a component of equity. If the security is determined to be other-than-temporarily impaired, the credit loss is recognized as a charge to earnings and a new cost basis for the security is established.

Other Securities

Other securities, such as Federal Home Loan Bank stock are recognized at cost, as the value is not considered impaired.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and deferred loan cost. The Statement of Financial Accounting Standards ASC 310-20, *Nonrefundable Fees and Other Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,* requires the recognition of loan origination fee income over the life of the loan and the recognition of certain direct loan origination costs over the life of the loan.

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The Company charges off loans after, in management's opinion, the collection of all or a large portion of the principal or interest is not collectable. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received while the loan is classified as non-accrual, when the loan is ninety days past due. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of interest and principal.

The Bank provides an allowance for loan losses and includes in operating expenses a provision for loan losses determined by management. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management's estimate of the adequacy of the allowance for loan loss can be classified as either a reserve for currently classified loans or estimates of future losses in the current loan portfolio.

(1) Summary of Significant Accounting Policies: (Continued)

Loans Receivable (Continued)

Loans are considered to be impaired when, in management's judgment, principal or interest is not collectible according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the borrower and adequacy of collateral to determine if a loan is impaired. Impaired loans may be classified as either substandard or doubtful and reserved for based on individual loans risk for loss. Loans not considered impaired may be classified as either special mention or watch and may be reserved for. Typically, unimpaired classified loans exhibit some form of weakness in either industry trends, collateral, or cash flow that result in a default risk greater than that of the Company's typical loan. All classified amounts include all unpaid interest and fees as well as the principal balance outstanding.

The measurement of impaired loans generally is based on the present value of future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans generally are measured for impairment based on the fair value of the collateral. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded as a charge to income and a valuation allowance, which is included as a component of the allowance for loan losses.

For loans not individually classified, Management considers the Bank's recent charge off history, the Bank's current past due and non-accrual trends, banking industry trends and both local and national economic conditions when making an estimate as to the amount to reserve for losses. In today's economic climate, the Bank must be mindful of its local economy and the current loan portfolio mix. Overall loan growth was sluggish in 2009 as unemployment in most of the Bank's market area ranged from 11% to 15%. As real estate sales began to slow in early 2008, management reduced the Bank's exposure to construction lending. At December 31, 2009, the construction portfolio is slightly more than half of the balance at December 31, 2008. The Bank's loan portfolio includes a significant amount of commercial and multi-family real estate loans. If the local economy does not improve, these loans may experience higher levels of losses in the future. Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment.

Fixed Rate Mortgage Originations

The Company operates a mortgage company that originates mortgage loans in the name of assorted investors, including Federal Home Loan Mortgage Corporation (Freddie Mac). Originations for Freddie Mac are sold through the Bank while originations to other investors are sold directly to those investors. On a limited basis, loans sold to Freddie Mac may result in the Bank retaining loan servicing rights. In recent years, customers have chosen lower origination rates over having their loan locally serviced; thereby limiting the amount of new loans sold with servicing retained. At December 31, 2009, the Bank maintained a servicing portfolio of one to four family real estate loans of approximately $27.9 million. For the years ended December 31, 2009 and December 31, 2008, the Bank has reviewed the value of the servicing asset as well as the operational cost associated with servicing the portfolio. After this review, the Bank has determined that the values of its servicing rights are not material to the Company's consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007

(1) Summary of Significant Accounting Policies: (Continued)

Real Estate Owned and Other Assets Owned

Assets acquired through, or in lieu of, loan foreclosure are carried at the lower of cost or fair value less selling expenses. Costs of improving the assets are capitalized, whereas costs relating to holding the property are expensed. Management conducts periodic valuations and any adjustments to value are recognized in the current period's operations.

Brokered Deposits

The Company may choose to attract deposits from several sources, including using outside brokers to assist in obtaining time deposits using national distribution channels. Brokered deposits offer the Company an alternative to Federal Home Loan Bank advances and local retail time deposits.

Repurchase Agreements

The Company sells investments from its portfolio to business and municipal customers with a written agreement to repurchase those investments on the next business day. The repurchase product gives business customers the opportunity to earn income on liquid cash reserves. These funds are overnight borrowings of the Company secured by Company assets and are not FDIC insured. The Company has also entered into two long-term repurchase agreements with third parties as discussed in Note 8 of the consolidated financial statements.

Revenue Recognition

Mortgage loans held for sale are generally delivered to secondary market investors under firm sales commitments entered into prior to the closing of the individual loan. Loan sales and related gains or losses are recognized at settlement. Loan fees earned for the servicing of secondary market loans are recognized as earned.

Interest income on loans receivable is reported on the interest method. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due more than 90 days. Interest earned as reported as income is reversed on any loans classified as impaired or past due more than 90 days. Interest may continue to accrue on loans over 90 days past due if they are well secured and in the process of collection.

Income Taxes

Income taxes are accounted for through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company files its federal income tax return on a consolidated basis with its subsidiaries. The Company files its Tennessee state income tax return on a consolidated basis. All taxes are accrued on a separate entity basis.

Operating Segments

The Company's continuing operations include one primary segment, retail banking. The retail banking segment involves the origination of commercial, residential and consumer loans as well as the collections of deposits in eighteen branch offices.

(1) Summary of Significant Accounting Policies: (Continued)

Premises and Equipment

Land, land improvements, buildings, and furniture and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and land improvements are depreciated generally by the straight-line method, and furniture and equipment are depreciated under various methods over the estimated useful lives of the assets. The Company capitalizes interest expense on construction in process at a rate equal to the Company's cost of funds. The estimated useful lives used to compute depreciation are as follows:

Land improvements	5-15 years
Buildings	40 years
Furniture and equipment	5-15 years

Goodwill

It is the Company's policy to review goodwill annually to determine if impairment exist. On October 7, 2009, the Company determined that all goodwill outstanding at September 30, 2009 was impaired and therefore should be charged off. At December 31, 2009, the Company has charged off all goodwill.

Intangible Assets

The intangible assets for insurance contracts and core deposits related to the Fulton acquisition of September 2002 was amortized using the straight-line method over the estimated period of benefit of seven years and was fully amortized in July of 2009. The core deposit intangible asset related to the middle Tennessee acquisition of June 2006 is amortized using the sum of the year's digits method over an estimated period of nine years. The Company periodically evaluates the recoverability of the intangible assets and takes into account events or circumstances that warrant a revised estimate of the useful lives or indicates that impairment exists.

Bank Owned Life Insurance

Bank Owned Life Insurance policies (BOLI) are recorded at the cash surrender value or the amount to be realized upon current redemption. The realization of the redemption value is evaluated for each insuring entity that holds insurance contracts annually by management

Advertising

The Company expenses the production cost of advertising as incurred.

Financial Instruments

The Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

(1) Summary of Significant Accounting Policies: (Continued)
Derivative Instruments:

Under guidelines ASC 815, *Accounting for Derivative Instruments and Hedging Activities*, as amended, all derivative instruments are required to be carried at fair value on the consolidated balance sheet. ASC 815 provides special hedge accounting provisions, which permit the change in fair value of the hedge item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative.

A derivative instrument designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under ASC 815. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the hedged asset or liability on the consolidated balance sheet with corresponding offsets recorded in the consolidated balance sheet. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability. Actual cash receipts or payments and related amounts accrued during the period on derivatives included in a fair value hedge relationship are recorded as adjustments to the income or expense recorded on the hedged asset or liability.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instrument has been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been, or will not continue to be highly effective as a hedge, hedged accounting is discontinued. ASC 815 basis adjustments recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases. There were no fair value hedging gains or losses, as a result of hedge ineffectiveness, recognized for the years ended December 31, 2009, 2008 and 2007.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments

In October of 2008, the Bank entered into an interest rate swap agreement for a term of seven years and an amount of $10 million. The Bank will pay a fixed rate of 7.27% for seven years and receive an amount equal to the three-month London Interbank Lending Rate (Libor) plus 3.10%. The interest rate swap is classified as a cash flow hedge by the Bank and will be tested quarterly for effectiveness. At December 31, 2009, the cost of the Bank to terminate the cash flow hedge is approximately $643,000. The Bank, in the normal course of business, originates fixed rate mortgages that are sold to the Federal Home Loan Mortgage Corporation (Freddie Mac). Upon tentative underwriting approval by Freddie Mac, the Bank issues a best effort commitment to originate a fixed rate first mortgage under specific terms and conditions that the Bank intends to sell to Freddie Mac. The Bank no longer assumes a firm commitment to originate fixed rate loans, thus eliminating the risk of having to deliver loans they did not close or pay commitment fees to make Freddie Mac whole.

ASC 825, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. Accordingly, such estimates involve uncertainties and matters of judgment and therefore cannot be determined with precision. ASC 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following are the more significant methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values, because they mature within 90 days or less and do not present credit risk concerns.

Available-for-sale and held-to-maturity securities

Fair values for investment securities available-for-sale and held-to-maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments provided by a third party pricing service. The Company reviews all securities in which the book value is greater than the market value for impairment that is other than temporary. For securities deemed to be other than temporarily impaired, the Company reduces the book value of the security to its market value by recognizing an impairment charge on its income statement.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments (Continued)

Loans receivable

The fair values for loans receivable are estimated using discounted cash flow analysis which considers future re-pricing dates and estimated repayment dates, and further using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable

Fair value is estimated to approximate the carrying amount because such amounts are expected to be received within 90 days or less and any credit concerns have been previously considered in the carrying value.

Other Assets – FDIC assessment

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. Included in other assets at December 31, 2009 is $4.6 million in prepaid risk-based assessments, which includes $300,000 related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This amount is included in deposit insurance expense for 2009. The remaining $4.3 million in pre-paid deposit insurance is included in other assets in the accompanying consolidated balance sheet as of December 31, 2009.

Repurchase agreements

Overnight repurchase agreements have a fair value at book, given that they mature overnight. Longer maturity repurchase agreements are assigned a fair value of book given the limited nature of a secondary market.

Bank owned life insurance

The fair value of bank owned life insurance is the cash surrender value of the policy less redemption charges. By surrendering the policy, the Company is also subject to federal income taxes on all earnings previously recognized.

Deposits

The fair values disclosed for deposits with no stated maturity such as demand deposits, interest-bearing checking accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit and other fixed maturity time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on such type accounts to a schedule of aggregated contractual maturities on such time deposits.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments (Continued)

Advances from the Federal Home Loan Bank (FHLB)

The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar advances could be obtained.

FHLB stock

The fair value of FHLB stock is recognized at cost.

Subordinated debentures

The book value of subordinated debentures is cost. The subordinated debentures re-price quarterly at a rate equal to three month libor plus 3.10%.

Dividend restrictions

The Company is not permitted to pay a dividend to common shareholders if they fail to make a quarterly interest payment to the holders of the Company's subordinated debentures or fail to make a quarterly dividend payment on preferred shares owned by the United States Treasury Department. Furthermore, the Bank may be restricted in the payment of dividends to the Company by the Bank's primary regulator, the Office of Thrift Supervision (OTS). Any restrictions imposed by the OTS would effectively limit the Company's ability to pay a dividend to its common stockholders.

Off-Balance-Sheet Instruments

Off-balance-sheet lending commitments approximate their fair values due to the short period of time before the commitment expires.

Earnings Per Share

Earnings per share (EPS) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding plus dilutive common stock equivalents (CSE). CSE consists of dilutive stock options granted through the Company's stock option plan. Restricted stock awards represent future compensation expense and are dilutive. Common stock equivalents which are considered anti-dilutive are not included for the purposes of this calculation. Common stock warrants issued in December 2008 and all stock options outstanding are currently anti-dilutive and are not included for the purposes of this calculation. Both EPS and diluted EPS are reduced by the amount of dividend payments on preferred stock and the accretion of the discount on the preferred stock. For the year ended December 31, 2009, the effect of the Company's dividend payment on preferred stock and accretion of the preferred stock discount reduced the Company's earnings by $1.0 million, or $0.29 per share (basic and fully diluted). For the year ended December 31, 2008, the effect of the Company's dividend payment on preferred stock and accretion of the preferred stock discount reduced the Company's earnings by $56,000, or $0.02 per share (basic and fully diluted).

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007

(1) Summary of Significant Accounting Policies: (Continued)

Stock Compensation

For the year ended December 31, 2008, the implementation of ASC 718, *Compensation – Stock Compensation,* reduced net income by $9,100 and had no effect on either basic or fully diluted earnings per share. The implementation of this standard had no effect on the Company's net income or earnings per share for the year ended December 31, 2009.

The Company utilized the Black-Sholes valuation model to determine the fair value of stock options on the date of grant. The model derives the fair value of stock options based on certain assumptions related to the expected stock prices volatility, expected option life, risk-free rate of return and the dividend yield of the stock. The expected life of options granted is estimated based on historical employee exercise behavior. The risk free rate of return coincides with the expected life of the options and is based on the ten year Treasury note rate at the time the options are issued. The historical volatility levels of the Company's common stock are used to estimate the expected stock price volatility. The set dividend yield is used to estimate the expected dividend yield of the stock.

At December 31, 2009, the Company's ability to issue additional options under the 1999 Stock Option Plan has expired. Additional stock option information at December 31, 2009, includes:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value
Exercisable and outstanding, December 31, 2009	110,000	$12.61	1.8 years	$ ---

(1) Summary of Significant Accounting Policies: (Continued)

Effect of New Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105-10, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*, ("SFAS 168"). SFAS 168 establishes the FASB Accounting Standards Codification as the source of authoritative generally accepted accounting principles for nongovernmental entities. SFAS 168 is effective for interim and annual periods ending after September 15, 2009 and is not expected to have any impact on the Company's consolidated financial position.

On April 9, 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*, ("FSP SFAS 115-2 and SFAS 124-2"), which was subsequently incorporated into ASC topic 320-10-65-1, *"Investments – Debt and Equity Securities"*. ASC 320 categorizes losses on debt securities available-for-sale or held-to-maturity determined by management to be other-than-temporarily impaired into losses due to credit issues and losses related to all other factors. Other-than-temporary impairment (OTTI) exists when it is more likely than not that the security will mature or be sold before its amortized cost basis can be recovered. An OTTI related to credit losses should be recognized through earnings. An OTTI related to other factors should be recognized in other comprehensive income. The ASC does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Annual disclosures required in ASC 320-10-65-1 are also required for interim periods (including the aging of securities with unrealized losses).

In April 2009, the FASB issued FSP SFAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly,* which was subsequently incorporated into FASB ASC topic 820-10-65-4, *"Fair Value Measurements and Disclosures."* This ASC recognizes that quoted prices may not be determinative of fair value when the volume and level of trading activity has significantly decreased. The evaluation of certain factors may necessitate that fair value be determined using a different valuation technique. Fair value should be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, not a forced liquidation or distressed sale. If a transaction is considered to not be orderly, little, if any, weight should be placed on the transaction price. If there is not sufficient information to conclude as to whether or not the transaction is orderly, the transaction price should be considered when estimating fair value. An entity's intention to hold an asset or liability is not relevant in determining fair value. Quoted prices provided by pricing services may still be used when estimating fair value in accordance with ASC topic 820-10-65-4; however, the entity should evaluate whether the quoted prices are based on current information and orderly transactions. Inputs and valuation techniques are required to be disclosed in addition to any changes in valuation techniques.

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements (Continued)
FSP SFAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments,* which was subsequently incorporated into ASC 825-10-65-1, *Financial Instruments.* ASC 825-10-65-1 requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and also requires those disclosures in summarized financial information at interim reporting periods A publicly traded company includes any company whose securities trade in a public market on either a stock exchange or in the over-the-counter market, or any company that is a conduit bond obligor. Additionally, when a company makes a filing with a regulatory agency in preparation for sale of its securities in a public market it is considered a publicly traded company for this purpose.

The three staff positions are effective for periods ending after June 15, 2009, with early adoption of all three permitted for periods ending after March 15, 2009. The Company adopted the staff positions for its second quarter 10-Q. With the exception of ASC topic 320-10-65-1, the staff positions had no material impact on the consolidated financial statements of the Company.

Also on April 1, 2009, the FASB issued FSP SFAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,* which was subsequently incorporated into ASC 805, *Business Combinations,* ASC 805 requires that assets acquired and liabilities assumed in a business combination that arise from a contingency be recognized at fair value. If fair value cannot be determined during the measurement period as determined in ASC 805, the asset or liability can still be recognized if it can be determined that it is probable that the asset existed or the liability had been incurred as of the measurement date and if the amount of the asset or liability can be reasonably estimated. If it is not determined to be probable that the asset/liability existed/was incurred or no reasonable amount can be determined, no asset or liability is recognized.

The entity should determine a rational basis for subsequently measuring the acquired assets and assumed liabilities. Contingent consideration agreements should be recognized initially at fair value and subsequently reevaluated in accordance with guidance found in ASC 805. The ASC is effective for business combinations with an acquisition date on or after the beginning of the Company's first annual reporting period beginning on or after December 15, 2008. The Company will assess the impact of the ASC if and when a future acquisition occurs.

In December 2009, the FASB issued FASB ASC 810, *Consolidations.* This accounting guidance was originally issued in June 2009 and is now included in ASC 810. The guidance amends the consolidation guidance applicable for variable interest entities. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009, and early adoption is prohibited. We do not anticipate the adoption of this standard will have a significant impact on the Company's consolidated financial statements.

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements (Continued)

In May 2009, the FASB issued SFAS 165, *Subsequent Events,* which was subsequently incorporated into FASB ASC topic 855, *Subsequent Events.* ASC topic 855 provides guidance on when a subsequent event should be recognized in the financial statements. Subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet should be recognized at the balance sheet date. Subsequent events that provide evidence about conditions that arose after the balance sheet date but before financial statements are issued, or are available to be issued, are not required to be recognized. The date through which subsequent events have been evaluated must be disclosed as well as whether it is the date the financial statements were issued or the date the financial statements were available to be issued. For non-recognized subsequent events which should be disclosed to keep the financial statements from being misleading, the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made, should be disclosed. ASC topic 855 is effective for interim or annual periods ending after June 15, 2009. The implementation of this standard did not have a material impact on the consolidated financial statements of the Company.

ASC Topic 815, *Derivatives and Hedging,* amends prior guidance to amend and expand the disclosure requirements for derivatives and hedging activities to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under ASC Topic 815, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, the new authoritative accounting guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. ASC 815 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In June 2009, the Company adopted the provisions of ASC Topic 855, *Subsequent Events.* ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company evaluated all events or transactions that occurred after December 31, 2009, through March 30, 2010, the date management issued these financial statements. During this period there were no material recognizable subsequent events that required recognition in our disclosures to the December 31, 2009 financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007

(2) Securities:

Securities, which consist of debt and equity investments, have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities available for sale and their estimated fair values follow:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$4,281	--	--	4,281
Unrestricted:				
U.S. government and agency debt securities	$115,852	3,618	(495)	118,975
Tax free municipal bonds	49,896	1,354	(96)	51,154
Taxable municipal bonds	2,815	5	(66)	2,754
Trust preferred securities	2,000	---	(574)	1,426
Mortgage-backed securities:				
GNMA	27,919	679	(89)	28,509
FNMA	39,313	977	(51)	40,239
FHLMC	11,432	354	---	11,786
NON-AGENCY CMOs	17,056	161	(917)	16,300
AGENCY CMOs	17,997	557	(6)	18,548
	$284,280	7,705	(2,294)	289,691

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(2) Securities: (Continued)

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$4,050	--	--	4,050
Unrestricted:				
U.S. government agency debt securities	$114,365	3,363	(113)	117,615
Corporate bonds	1,015	---	(137)	878
Municipal bonds	18,367	141	(416)	18,092
Trust preferred securities	2,000	---	(377)	1,623
Mortgage-backed securities:				
GNMA	26,028	731	---	26,759
FNMA	33,505	733	(27)	34,211
FHLMC	14,181	279	(1)	14,459
NON-AGENCY CMOs	13,692	23	(1,802)	11,913
AGENCY CMOs	21,058	345	(1)	21,402
	$244,211	5,615	(2,874)	246,952

The scheduled maturities of debt securities available for sale at December 31, 2009 and 2008 were as follows:

	Amortized Cost	Estimated Fair Value
2009		
Due within one year	---	---
Due in one to five years	2,827	2,850
Due in five to ten years	19,595	19,695
Due after ten years	86,639	87,350
	$109,061	$109,895
Amortizing agency bonds	61,502	64,414
Mortgage-backed securities	113,717	115,382
Total unrestricted securities available for sale	$284,280	$289,691

(Table Amounts in Thousands)

(2) Securities: (Continued)

	Amortized Cost	Estimated Fair Value
2008		
Due within one year	$1,471	$1,336
Due in one to five years	8,835	9,040
Due in five to ten years	19,710	20,655
Due after ten years	42,977	42,998
	72,993	74,029
Amortizing agency bonds	62,754	64,179
Mortgage-backed securities	108,464	108,744
Total unrestricted securities available for sale	$244,211	$246,952

FHLB stock is an equity interest in the Federal Home Loan Bank. FHLB stock does not have a readily determinable fair value because ownership is restricted and a market is lacking. FHLB stock is classified as a restricted investment security, carried at cost and evaluated for impairment. The estimated fair value and unrealized loss amounts of temporarily impaired investments as of December 31, 2009 are as follows:

	Less than 12 months		12 months or longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Available for sale						
U.S. government and agency debt securities	$21,557	(493)	625	(2)	22,182	(495)
Taxable municipal bonds	1,654	(66)	---	---	1,654	(66)
Tax free municipal bonds	5,675	(58)	3,091	(38)	8,766	(96)
Trust preferred securities	---	---	1,426	(574)	1,426	(574)
Mortgage-backed securities:						
GNMA	9,382	(89)	---	---	9,382	(89)
FNMA	8,650	(45)	776	(6)	9,426	(51)
FHLMC	---	---	---	---	---	---
NON-AGENCY CMOs	8,852	(304)	3,219	(613)	12,071	(917)
AGENCY CMOs	2,004	(6)	---	---	2,004	(6)
Total Available for Sale	$57,774	(1,061)	9,137	(1,233)	66,911	(2,294)

(2) Securities: (Continued)
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluations. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2009, the Company has 57 securities with unrealized losses. With the exception of two bonds discussed below, Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity or for the foreseeable future and therefore no declines are deemed to be other than temporary.

The Company's most recent review for other than temporary impairment indicated that two private label cmo's were other than temporarily impaired due to adverse credit quality. As a result, the Company reduced the book balance of two private label CMO's as follows:

CUSIP	Description	Current Par Value	Current Moody's Credit Rating	Impairment Charge Taken
362290AC2	GSR 2007 TR AR1	$1,264,199	CCC	$180,000
12638PCQ0	CSMC 2007-3 4A15	$1,222,083	Caa3	$20,000

As part of its normal course of business, the Bank holds significant balances of municipal and other deposits that require the Bank to pledge investment instruments as collateral. At December 31, 2009, the Bank pledged investments with a book value of $84.3 million and a market value of approximately $86.5 million to various municipal entities as required by law. The Bank has pledged various investments with a book value of $25.5 million and a market value of $26.7 million to the Federal Home Loan Bank of Cincinnati to provide for a higher level of available borrowings. In addition, the Bank has provided $30.5 million of letters of credit issued by the Federal Home Loan Bank of Cincinnati to collateralize municipal deposits. The collateral for these letters of credit are the Bank's one to four family loan portfolio, commercial real estate portfolio and its multi-family loan portfolio.

During 2009, the Company sold investment securities classified as available-for-sale for proceeds of $80.5 million resulting in gross gains of $2.7 million and gross losses of $17,000. During 2008, the Company sold investment securities classified as available for sale for proceeds of $25.4 million resulting in gross gains of $708,000 and gross losses of $17,000. During 2008, the Company had one held to maturity security with a par value of $1.5 million and purchased at a discount called at par, resulting in a $27,000 gain. During 2007, the Company sold investments securities classified as available-for-sale for proceeds of $1.5 million resulting in gross gains of $6,000.

(Table Amounts in Thousands)

(2) Securities: (Continued)
At December 31, 2009, the Company had no investments classified as held to maturity. The carrying amount of securities held to maturity at December 31, 2008, and their estimated fair values follow:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity securities				
Mortgage-backed securities:				
GNMA	$ 396	---	---	396
FNMA	58	1	---	59
	454	1	---	455
	$ 454	1	---	455

The scheduled maturities of debt securities held to maturity at December 31, 2008 were as follows:

	Amortized Cost	Estimated Fair Value
2008		
Due within one year	$ ---	---
Due in one to five years	---	---
Due in five to ten years	---	---
Due after ten years	---	---
	---	---
Mortgage-backed securities	454	455
Total unrestricted securities held to maturity	$454	455

(Table Amounts in Thousands, Except Percentages)

(3) Loans Receivable, Net:
The components of loans receivable in the consolidated balance sheets as of December 31, 2009 and December 31, 2008, were as follows:

	12/31/2009 Amount	12/31/2009 Percent	12/31/2008 Amount	12/31/2008 Percent
Real estate loans:				
One-to-four family (closed end) first mortgages	$195,665	30.0%	$178,862	28.2%
Second mortgages (closed end)	7,616	1.2%	8,404	1.3%
Home equity lines of credit	37,542	5.8%	36,332	5.8%
Multi-family	46,325	7.1%	36,857	5.8%
Construction	33,216	5.1%	62,300	9.8%
Commercial real estate	254,067	39.0%	223,180	35.2%
Total mortgage loans	574,431	88.2%	545,935	86.1%
Loans secured by deposits	4,075	0.6%	3,949	0.6%
Other consumer loans	17,908	2.8%	19,731	3.1%
Commercial loans	54,531	8.4%	64,595	10.2%
Total other loans	76,514	11.8%	88,275	13.9%
Total loans, gross	650,945	100.0%	634,210	100.0%
Deferred loan cost, net of income	261		279	
Less allowance for loan losses	(8,851)		(6,133)	
Total loans	$642,355		$628,356	

The Company originates most fixed rate loans for immediate sale to the Federal Home Loan Mortgage Corporation (FHLMC) or other investors. Generally, the sale of such loans is arranged shortly after the loan application is tentatively approved through commitments.

Loans serviced for the benefit of others totaled approximately $42.1 million, $35.2 million and $44.4 million at December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, approximately $27.9 million of the $42.1 million in loans serviced by the Company are serviced for the benefit of Freddie Mac. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow amounts, disbursing payments to investors and foreclosure processing. Qualified one-to-four family first mortgage loans, non-residential real estate loans, multi-family loans and commercial real estate loans are pledged to the Federal Home Loan Bank of Cincinnati as discussed in note 7.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued)

Impaired loans and related valuation allowance amounts at December 31, 2009 and 2008 were as follows:

	2009	2008
Recorded investment	$35,534	11,293
Valuation allowance	$2,512	731

The average recorded investment in impaired loans for the years ended December 31, 2009, 2008 and 2007 was $27.7 million, $9.0 million and $1.9 million, respectively. As of December 31, 2009, all interest income recognized on impaired loans was reversed, resulting in a $229,000 reduction in net interest income, a $151,000 reduction in net income and a $0.04 reduction in earnings per share (basic and fully diluted). Interest income recognized on impaired loans was $143,000 in 2008. Interest income recognized on impaired loans was not significant for the year ended December 31, 2007.

An analysis of the change in the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 follows:

	2009	2008	2007
Balance at beginning of year	$6,133	4,842	4,470
Loans charged off	(1,836)	(1,414)	(921)
Recoveries	355	288	317
Provision for loan losses	4,199	2,417	976
Balance at end of year	$8,851	6,133	4,842

(Table Amounts in Thousands, Except Percentages)

(3) Loans Receivable, Net (Continued)

Non-accrual loans totaled $11.2 million and $7.3 million at December 31, 2009, and December 31, 2008, respectively. Interest income foregone on such loans totaled $186,000 at December 31, 2008, and $679,000 at December 31, 2009. The Company is not committed to lend additional funds to borrowers whose loans have been placed on a non-accrual basis. There were no loans past due more than three months and still accruing interest as of December 31, 2009, and December 31, 2008. At December 31, 2007, the Company had $46,000 in loans past due more than three months and still accruing interest. For the years ended December 31, 2009, and December 31, 2008, the components of the Company's balances of non-performing loans are as follows:

	12/31/2009	12/31/2008
Real estate loans:		
One-to-four family (closed end) first mortgages	$ 1,399	1,254
Home equity lines of credit	---	86
Multi-family	4,851	---
Construction	572	341
Land	3,503	5,052
Non-residential real estate	490	427
Consumer loans	27	55
Commercial loans	367	106
Total non-performing loans	$11,209	7,321
Non-performing loans to total loans ratio	1.72%	1.16%

The Company originates loans to officers and directors and their affiliates at terms substantially identical to those available to other borrowers. Loans to officers and directors at December 31, 2009 and December 31, 2008, were approximately $9,892,000 and $10,989,000, respectively. At December 31, 2009, funds committed that were undisbursed to officers and directors approximated $2.5 million.

The following summarizes activity of loans to officers and directors and their affiliates for the years ended December 31, 2009, and December 31, 2008:

	2009	2008
Balance at beginning of period	$10,989	11,382
New loans	10,879	6,358
Principal repayments	(11,976)	(6,751)
Balance at end of period	$9,892	$10,989

(Table Amounts in Thousands)

(4) Premises and Equipment:
Components of premises and equipment included in the consolidated balance sheets as of December 31, 2009, and December 31, 2008, consisted of the following:

	2009	2008
Land	$5,560	5,560
Land improvements	482	468
Buildings	20,043	19,859
Furniture and equipment	6,336	6,101
	32,421	31,988
Less accumulated depreciation	7,093	5,545
	$25,328	26,443

Depreciation expense was approximately $1,548,000, $1,464,000 and $1,284,000 for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2007, the Company capitalized interest expenses related to construction in process of approximately $27,000. The Company did not capitalize any interest expenses in 2008 or 2009.

(5) Goodwill and Intangible Assets:
Goodwill is tested for impairment on an annual basis and as events or circumstances change that would more likely than not reduce fair value below its carrying amount. In 2009, the Company determined that its goodwill was other than temporarily impaired. As a result, the Company incurred a goodwill impairment charge of $4,989,000 that was effective September 30, 2009.

(Table Amounts in Thousands)

(5) Goodwill and Intangible Assets (continued)
The amount of other intangible assets and the changes in the carrying amounts of other intangible assets for the years ended December 31, 2009, 2008 and 2007:

	Core Deposits Intangible	Insurance Contracts Intangible	Total
Balance, December 31, 2006	$3,576	50	3,626
Amortization	(911)	(50)	(961)
Balance, December 31, 2007	2,665	---	2,665
Amortization	(847)	---	(847)
Balance December 31, 2008	1,818	---	1,818
Amortization	(650)	---	(650)
Balance December 31, 2009	$1,168	---	$ 1,168

The estimated amortization expense for intangible assets for the subsequent years is as follows:

	Core Deposit Intangible
2010	357
2011	292
2012	227
2013	162
2014	97
2015	33
Total	$1,168

(Table Amounts in Thousands)

(6) Deposits:
At December 31, 2009, the scheduled maturities of other time deposits were as follows:

2010	$315,872
2011	126,855
2012	50,788
2013	42,948
2014	22,920
	$559,383

The amount of other time deposits with a minimum denomination of $100,000 was approximately $266.8 million and $218.9 million at December 31, 2009 and 2008, respectively. At December 31, 2009, directors, members of senior management and their affiliates had deposits in the Bank of approximately $2.4 million.

Interest expense on deposits for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 is summarized as follows:

	2009	2008	2007
Demand and NOW accounts	$1,450	2,276	3,216
Money market accounts	59	271	514
Savings	120	405	887
Other time deposits	19,204	17,837	17,662
	$20,833	20,789	22,279

The Bank maintains clearing arrangements for its demand, NOW and money market accounts with BBVA Compass Bank. The Bank is required to maintain certain cash reserves in its account to cover average daily clearings. At December 31, 2009, average daily clearings were approximately $5.5 million.

At December 31, 2009, the Company had approximately $602,000 of deposit accounts in overdraft status and thus has been reclassified to loans on the accompanying consolidated balance sheet. At December 31, 2008, the Company had approximately $520,000 of deposit accounts in overdraft status and thus has been reclassified to loans on the accompanying consolidated balance sheet. At December 31, 2009 and December 31, 2008, the Company had deposits classified as brokered deposits totaling $83.3 million and $67.9 million, respectively.

(Table Amounts in Thousands, Except Percentages)

(7) Advances from Federal Home Loan Bank:
Federal Home Loan Bank (FHLB) advances are summarized as follows:

	December 31,			
	2009		2008	
Types of Advances	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate	$94,465	3.77%	$108,012	3.73%
Variable-rate	8,000	1.05%	22,000	0.90%
Total	$102,465	3.56%	$130,012	3.25%

Scheduled maturities of FHLB advances as of December 31, 2009 are as follows:

Years Ending December 31,	Fixed Rate	Fixed Rate Avg Cost	Variable Rate	Variable Rate Avg Cost
2010	$14,000	3.50%	$8,000	1.05%
2011	15,000	4.36%	---	---
2012	5,000	1.83%	---	---
2013	4,552	3.30%	---	---
2014	6,644	3.16%	---	---
Thereafter	49,269	3.99%	---	---
Total	$94,465	3.77%	$8,000	1.05%

The Bank has an approved line of credit of $30.0 million at December 31, 2009 which is secured by a blanket agreement to maintain residential first mortgage loans and non-residential real estate loans with a principal value of 125% of the outstanding advances and has a variable interest rate. At December 31, 2009, the Bank has access to the full balance on both lines of credit. All borrowings with the FHLB are secured under a blanket agreement using the Bank's portfolio of 1-4 family home loans and non-residential real estate loans as collateral. In addition, the Bank has pledged investments with a book value of $25.5 million and a market value of $26.7 million. At December 31, 2009, the Bank could borrow a total of $99.2 million from the FHLB of Cincinnati. The Bank has an $8 million unsecured line of credit with BVA Compass Bank of Birmingham, Alabama. The Company's overnight lines of credit with both the Federal Home Loan Bank of Cincinnati and Compass Bank had a zero balance at December 31, 2009.

At December 31, 2009, the Bank pledged investment securities with a book balance of $84.3 million and a market value of $86.5 million to various municipalities. In addition to the pledged securities, the Bank has issued $30.5 million in letters of credit issued by the Federal Home Loan Bank of Cincinnati as collateral for select municipality deposits.

(Table Amounts in Thousands, Except Percentages)

(8) Repurchase Agreements

In 2006, the Bank enhanced its cash management product line to include an automated sweep of excess funds from checking accounts to repurchase accounts, allowing interest to be paid on excess funds remaining in checking accounts of business and municipal customers. Repurchase balances are overnight borrowings from customers and are not FDIC insured. In addition, the Company has entered into two long term repurchase agreements with third parties.

At December 31, 2009, the Company provided investment securities with a market value of $40.5 million and a book value of $39.8 million as collateral for repurchase agreements. The maximum repurchase balances outstanding during the twelve month periods ending December 31, 2009 and December 31, 2008 was $40.6 million and $39.2 million, respectively.

At December 31, 2009 and December 31, 2008, the respective cost and maturities of the Company's repurchase agreements are as follows:

2009 Third Party	Balance	Average Cost	Maturity	Comments
Deutsch Bank	10,000	4.28%	9/5/2014	Quarterly callable
Merrill Lynch	6,000	4.36%	9/18/2016	Quarterly callable
Various customers	20,060	0.65%		Overnight
Total	$36,060	2.27%		

2008 Third Party	Balance	Average Cost	Maturity	Comments
Deutsch Bank	10,000	4.28%	9/5/2014	Quarterly callable
Merrill Lynch	6,000	4.36%	9/18/2016	Quarterly callable
Various customers	12,680	1.00%		Overnight
Total	$28,680	2.85%		

(Table Amounts in Thousands)

(9) Financial Instruments:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31,	
	2009	2008
Commitments to extend credit	$52,939	$53,836
Standby letters of credit	1,905	3,577
Unused commercial lines of credit	11,815	13,095
Unused home equity lines of credit	31,158	32,626

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include property, plant, and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $1,905,000 at December 31, 2009.

(9) Financial Instruments: (Continued)

In September 2006, the Financial Accounting Standards Board (FASB) issued ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value. ASC 820 was effective for fiscal years beginning after November 15, 2007. ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable input and minimize the use of unobservable inputs when measuring fair value. ASC 820 had no impact on the consolidated financial statements of HopFed Bancorp because the Company did not elect the fair value option for any financial instrument not presently being accounted for at fair value.

HopFed Bancorp has developed a process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models or processes that use primarily market based or based on third party market data, including interest rate yield curves, option volatilities and other third party information. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financials instruments could result in a different estimate of fair value at the reporting date.

ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

- Level 1 is for assets and liabilities that management has obtained quoted prices (unadjusted for transaction cost) or identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

- Level 2 is for assets and liabilities in which significant unobservable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 is for assets and liabilities in which significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value of securities available for sale are determined by a matrix pricing, which is a mathematical technique what is widely used in the industry to value debt securities without relying exclusively on quoted prices for the individual securities in the Company's portfolio but relying on the securities relationship to other benchmark quoted securities. Impaired loans are valued at the net present value of expected payments and considering the fair value of any assigned collateral.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)

The Company has certain liabilities carried at fair value including interest rate swap agreements. The fair value of these liabilities is based on information obtained from a third party bank and is reflected within level 2 of the valuation hierarchy.

Assets and Liabilities Measured on a Recurring Basis

The assets and liabilities measured at fair value on a recurring basis are summarized below:

2009 Description	Total carrying value in the consolidated balance sheet at 12/31/2009	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available for sale securities	$289,691	---	$288,265	$1,426
Bank owned life insurance	8,475	---	8,475	---
Liabilities				
Interest rate swap	$ 643	---	$ 643	---

2008 Description	Total carrying value in the consolidated balance sheet at 12/31/2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available for sale securities	$246,952	---	$245,329	$1,623
Bank owned life insurance	7,994	---	7,994	---
Liabilities				
Interest rate swap	$ 1,175	---	$1,175	---

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)

The assets and liabilities measured at fair value on a non-recurring basis are summarized below:

2009 Description	Total carrying value in the consolidated balance sheet at 12/31/2009	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other real estate owned	$1,868	---	---	$1,868
Other assets owned	$15	---	---	$15
Impaired loans, net of reserve of $2,512	$33,022	---	---	$33,022

2008 Description	Total carrying value in the consolidated balance sheet at 12/31/2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other real estate owned	$841	---	---	$841
Other assets owned	$34	---	---	$34
Impaired loans, net of reserve of $731	$10,562	---	---	$10,562

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)

Change in level 3 fair value measurements

The table below includes a roll-forward of the balance sheet items for the years ended December 31, 2009 and 2008, (including the change in fair value) for financial instruments classified by HopFed Bancorp, Inc. within level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	2009		2008	
Twelve months ended December 31, (In thousands)	Other Assets	Other Liabilities	Other Assets	Other Liabilities
Fair value, January 1,	$ 1,623	$ ---	$ ---	$ ---
Total realized gains (losses) included in income	---	---	---	---
Change in unrealized gains (losses) included in other comprehensive income for assets and liabilities still held at year end.	(197)	---	(377)	---
Purchases, issuances and settlements, net	---	---	2,000	---
Transfers in and/or out of Level 3	---	---	---	---
Fair value, December 31,	$ 1,426	$ ---	$ 1,623	$ ---

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)
The estimated fair values of financial instruments were as follows at December 31, 2009:

	Carrying Amount	Estimated Fair Value
Financial Assets:		
Cash and due from banks	$37,938	37,938
Interest-earning deposits in Federal Home Loan Bank	3,173	3,173
Securities available for sale	289,691	289,691
Federal Home Loan Bank stock	4,281	4,281
Loans receivable	642,355	655,105
Accrued interest receivable	5,777	5,777
Bank owned life insurance	8,475	8,475
Financial liabilities:		
Deposits	794,144	806,816
Advances from borrowers for taxes and insurance	236	236
Advances from Federal Home Loan Bank	102,465	105,763
Repurchase agreements	36,060	38,902
Subordinated debentures	10,310	10,091
Market value of interest rate swap	643	643
Off-balance-sheet liabilities:		
Commitments to extend credit	--	--
Commercial letters of credit	--	--

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)
The estimated fair values of financial instruments were as follows at December 31, 2008:

	Carrying Amount	Estimated Fair Value
Financial Assets:		
Cash and due from banks	$15,268	15,268
Interest-earning deposits in Federal Home Loan Bank	5,727	5,727
Federal funds sold	16,080	16,080
Securities available for sale	246,952	246,952
Federal Home Loan Bank stock	4,050	4,050
Securities held to maturity	454	455
Loans receivable	628,356	635,324
Accrued interest receivable	5,852	5,852
Bank owned life insurance	7,994	7,994
Financial liabilities:		
Deposits	713,005	723,354
Advances from borrowers for taxes and insurance	210	210
Advances from Federal Home Loan Bank	130,012	131,803
Repurchase agreements	28,680	31,713
Subordinated debentures	10,310	13,602
Market value of interest rate swap	1,175	1,175
Off-balance-sheet liabilities:		
Commitments to extend credit	--	--
Commercial letters of credit	--	--

(10) Subordinated Debentures:

On September 25, 2003, the Company formed HopFed Capital Trust I (the Trust). The Trust is a statutory trust formed under the laws of the state of Delaware. In September 2003, the Trust issued variable rate capital securities with an aggregate liquidation amount of $10,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued floating rate junior subordinated debentures aggregating $10,310,000 to the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the capital securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 3.10% adjusted quarterly (3.61% for the quarter ending December 31, 2009). These junior subordinated debentures mature in 2033, at which time the capital securities must be redeemed. The junior subordinated debentures and capital securities can be redeemed contemporaneously, in whole or in part, beginning October 8, 2008 at a redemption price of $1,000 per capital security.

The Company has provided a full-irrevocable and unconditional guarantee on a subordinated basis of the obligations of the Trust under the capital securities in the event of the occurrence of an event of default, as defined in such guarantee. Debt issuance cost and underwriting fees of $190,000 were capitalized related to the offering and are fully amortized at December 31, 2009.

(11) Concentrations of Credit Risk:

Most of the Bank's business activity is with customers located within the western part of the Commonwealth of Kentucky and middle and western Tennessee. One-to-four family residential and non residential real estate collateralize the majority of the loans. The Bank requires collateral for the majority of loans.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit-related financial instruments such as commitments to extend credit and commercial letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. In October of 2008, the FDIC increased its deposit coverage on all accounts to $250,000. In addition, financial institutions could choose to pay a higher premium to have all non-interest demand deposit balances insured. Compass Bank of Birmingham, Alabama, the Heritage Bank correspondent banker, elected to accept this additional coverage. Therefore, uninsured deposits are limited to those balances transferred to an overnight federal funds account. During 2009, Heritage Bank chose not to transfer balances to an overnight federal funds account.

At December 31, 2009, all cash and cash equivalents are deposited with either Compass Bank or the Federal Home Loan Bank of Cincinnati (FHLB). Compass Bank is a participant in the FDIC's TALC program that provides 100% insurance for all funds in non-interest bearing accounts. All funds deposited into Compass Bank are placed in non-interest bearing accounts and are fully insured by the FDIC. All deposits at the FHLB are liabilities of the individual bank and are not federally insured. The FHLB is a government sponsored enterprise (GSE) and has the highest rating available by all rating agencies. At December 31, 2009, total FHLB deposits were approximately $3.2 million, none of which is insured by the FDIC.

(12) Employee Benefit Plans:
Stock Option Plan
The following is a summary of stock options outstanding at December 31, 2009:

Exercise Price	Weighted Average Remaining Life (Years)	Outstanding Options	Options Exercisable
$ 12.33	1.6	60,000	60,000
17.34	4.4	20,000	20,000
10.00	0.4	30,000	30,000
$ 12.61	1.8	110,000	110,000

On February 24, 1999, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 1999 Stock Option Plan (Option Plan), which was subsequently approved at the 1999 Annual Meeting of Stockholders. Under the Option Plan, the Option Committee has discretionary authority to grant stock options and stock appreciation rights to such employees, directors and advisory directors, as the committee shall designate. The Option Plan reserved 403,360 shares of common stock for issuance upon the exercise of options or stock appreciation rights. At December 31, 2009, the Company can no longer issue options under this plan. The remaining 80,000 options are fully vested and outstanding until their maturity date. At December 31, 2009, the strike price of all outstanding options is above the Company's current stock price.

On May 31, 2000, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2000 Stock Option Plan (the "2000 Option Plan"). Under the 2000 Option Plan, the option committee has discretionary authority to grant stock options to such employees as the committee shall designate. The 2000 Option Plan reserves 40,000 shares of common stock for issuance upon the exercise of options. The Company will receive the exercise price for shares of common stock issued to 2000 Option Plan participants upon the exercise of their option. The Board of Directors has granted options to purchase 40,000 shares of common stock under the 2000 Option Plan at an exercise price of $10.00 per share, which was the fair market value on the date of the grant. In 2008, 10,000 shares were exercised. The 2000 Stock Option Plan has 30,000 fully vested options outstanding.

(12) Employee Benefit Plans: (Continued)
Stock Option Plan (Continued)
The following summary represents the activity under the stock option plans:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 2007	273,752	$15.22
Granted	---	---
Exercised	10,000	10.00
Forfeited	---	---
Options outstanding, December 2008	263,752	15.41
Granted	---	---
Exercised	---	---
Forfeited	153,752	$17.42
Options outstanding, December 2009	110,000	$12.61

Stock options vest and become exercisable annually over a four-year period from the date of the grant. All options are fully vested.

The value of vested options outstanding at December 31, 2009 is $362,000 for options issued under the 1999 Plan and $108,600 for options vested under the 2000 Plan. No options vested in 2009. Shares issued for option exercises are expected to come from authorized but unissued shares. At December 31, 2009, the Company has no unvested stock options.

(Table Amounts in Thousands)

(12) Employee Benefit Plans: (Continued)
2004 HopFed Bancorp Long Term Incentive Plan
On February 18, 2004, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2004 Long Term Incentive Plan (the Plan), which was subsequently approved at the 2004 Annual Meeting of Stockholders. Under the Plan, the Compensation Committee has discretionary authority to grant up to 200,000 shares in the form of restricted stock grants, options, and stock appreciation rights to such employees, directors and advisory directors as the committee shall designate. The grants vest in equal installments over a four-year period. Grants may vest immediately upon specific events, including a change of control of the Company, death or disability of award recipient, and termination of employment of the recipient by the Company without cause.

Awards are recognized as an expense to the Company in accordance with the vesting schedule. Awards in which the vesting is accelerated must be recognized as an expense immediately. Awards are valued at the closing stock price on the day the award is granted. In 2009, the Compensation Committee granted a total of 9,571 shares with a market value of $92,600. In 2008, the Compensation Committee granted a total of 11,962 shares with a market value of $160,000. In 2007, The Compensation Committee granted a total of 9,082 shares with a market value of $140,000. The Company recognized $152,000, $157,000, and $137,000 in compensation expense in 2009, 2008 and 2007, respectively.

Approximate Future Year Ending	Compensation Expense
December 31, 2010	$121
December 31, 2011	$ 81
December 31, 2012	$ 43
December 31, 2013	$ 11

The Compensation Committee may make additional awards of restricted stock, thereby increasing the future expense related to this plan. The early vesting of restricted stock awards due to factors outlined in the award agreement may accelerate future compensation expenses related to the plan. However, the total amount of future compensation expense would not change as a result of an accelerated vesting of shares. At December 31, 2009, the Company has 139,130 restricted shares available from the HopFed Bancorp, Inc. 2004 Long Term Incentive Plan that may be awarded.

(Table Amounts in Thousands)

(12) Employee Benefit Plans: (Continued)

401(K) Plan

During 2002, the Company initiated a 401(k) retirement program. The 401(k) plan is available to all employees who meet minimum eligibility requirements. Participants may generally contribute up to 15% of earnings, and in addition, management will match employee contributions up to 4%. In addition, the Company has chosen to provide all eligible employees an additional 4% of compensation without regards to the amount of the employee contribution. Expense related to Company contributions amounted to $617,000, $587,000, and $427,000 in 2009, 2008 and 2007, respectively.

Deferred Compensation Plan

During the third quarter of 2002, the Company purchased assets and assumed the liabilities relating to a nonqualified deferred compensation plan for certain employees of the Fulton division. The Company owns single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the benefits accrued for each participant will be distributed to the participant in equal installments for 15 years. The expense recognized by the Company for 2009, 2008, and 2007 amounted to $19,000 annually. The Deferred Compensation Plan also provides the participant with life insurance coverage, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant. The original face value of all deferred compensation contracts was approximately $668,000. At December 31, 2009, the accrued value of all deferred compensation contacts is approximately $417,000. The Company is currently making cash remittances of approximately $29,000 per year on deferred compensation contracts.

(13) Income Taxes:

The provision for income tax expense (benefit) for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	2009	2008	2007
Current			
Federal	$2,976	2,403	1,571
State	230	158	165
	3,206	2,561	1,736
Deferred			
Federal	(2,809)	(609)	(8)
State	---	---	---
	(2,809)	(609)	(8)
	$ 397	1,952	1,728

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands, Except Percentages)

(13) Income Taxes (Continued):
Total income tax expense for the years ended December 31, 2009, 2008 and 2007 differed from the amounts computed by applying the federal income tax rate of 34 percent to income before income taxes as follows:

	2009	2008	2007
Expected federal income tax expense at statutory tax rate	$806	2,233	1,987
Effect of non-taxable interest income	(444)	(326)	(309)
Effect of non-taxable bank owned life insurance income	(120)	(92)	(103)
State taxes on income, net of federal benefit	152	104	109
Non deductible expenses	3	33	44
Total federal income tax expense	$397	1,952	1,728
Effective rate	16.7%	29.7%	29.6%

The components of deferred taxes as of December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Deferred tax assets:		
Allowance for loan loss	$2,995	$2,072
Accrued expenses	354	329
Intangible amortization	1,786	105
	5,135	2,506
Deferred tax liabilities:		
FHLB stock dividends	(787)	(787)
Unrealized gain on securities available for sale	(1,622)	(533)
Depreciation and amortization	(410)	(418)
Unearned loan interest and fees, net	142	(31)
	(2,677)	(1,769)
Net deferred tax asset	$2,458	$737

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007

(13) Income Taxes: (Continued)

The Small Business Protection Act of 1996, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. Thrifts such as the Bank may now only use the same tax bad debt reserve method that is allowed for commercial banks. A thrift with assets greater than $500 million can no longer use the reserve method and may only deduct loan losses as they actually arise (i.e., the specific charge-off method).

The portion of a thrift's tax bad debt reserve that is not recaptured (generally pre-1988 bad debt reserves) under the 1996 law is only subject to recapture at a later date under certain circumstances. These include stock repurchase redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves. Therefore, retained earnings at December 31, 2009 and 2008 includes approximately $4,027,000 which represents such bad debt deductions for which no deferred income taxes have been provided.

(14) Real Estate and Other Assets Owned:

The Company's other real estate and other assets owned balances at December 31, 2009, and December 31, 2008 represent properties and personal collateral acquired by the Bank through loan defaults of customers. The property is recorded at the lower of cost or fair value less estimated cost of to sell at the date acquired with any loss recognized as a charge off through the allowance for loan loss account. Additional OREO and other asset losses may be determined on individual properties at specific intervals or at the time of disposal. Additional losses are recognized as a non-interest expense. For the years ended December 31, 2009 and December 31, 2008, the composition of the Company's balance in both other assets owned and other real estate owned are as follows:

Other Real Estate Owned	2009	(Dollars in Thousands)	2008
One-to-four family first mortgages	438		85
Multi-family	425		485
Construction	468		---
Land	225		22
Non-residential real estate	312		249
Consumer assets owned by bank	15		34
Total Other Real Estate and Assets Owned	1,883		875

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007

(15) Commitments and Contingencies:
In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

The Bank had open loan commitments at December 31, 2009 and 2008 of approximately $52,939,000 and $53,836,000, respectively. At December 31, 2009 and 2008, the Bank had no fixed rate loan commitments. Unused lines of credit were approximately $43.0 million and $45.7 million at December 31, 2009 and 2008, respectively.

The Company and the Bank have agreed to enter into employment agreements with certain officers, which provide certain benefits in the event of their termination following a change in control of the Company or the Bank. The employment agreements provide for an initial term of three years. On each anniversary of the commencement date of the employment agreements, the term of each agreement may be extended for an additional year at the discretion of the Board. In the event of a change in control of the Company or the Bank, as defined in the agreement, the officers shall be paid an amount equal to two times the officer's base salary as defined in the employment agreement.

The Company and the Bank have entered into commitments to rent facilities and lease operating equipment that are non-cancelable. At December 31, 2009, future minimal lease and rental commitments were as follows:

Years Ending December 31,	
2010	$ 84,000
2011	63,000
2012	39,000
2013	8,000
2014	---
	$194,000

The Company incurred rental expenses of approximately $73,000, $71,000 and $131,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

In the normal course of business, the Bank and Company have entered into operating contracts necessary to conduct the Company's daily business. The most significant operating contract is for the Bank's data processing services. The monthly cost associated with this contract is variable based on the number of accounts and usage but averages approximately $185,000 per month. The Bank has three outstanding ATM branding agreements with local convenience stores. These agreements allow the Bank to maintain a cash machine and signage in various locations for an annual cost of approximately $120,000.

(15) Commitments and Contingencies: (Continued)

The Company is partially self-insured for medical benefits provided to employees. Heritage Bank is named as the plan administrator for this plan and has retained Blue Cross Blue Shield of Kentucky to process claims and handle other duties of the plan. Blue Cross Blue Shield does not assume any liabilities as a third party administrator. Heritage Bank purchased two stop-loss insurance policies to limit total medical claims from Blue Cross Blue Shield of Kentucky. The first specific stop-loss policy limits the Company's cost in any one year to $50,000 per covered individual. The Company has purchased a second stop-loss policy that limits the aggregate claims for the Company in a given year at $1,163,508 based upon the Company's current enrollment. The Company has established a liability for outstanding claims as well as incurred but unreported claims. While management uses what it believes are pertinent factors in estimating the plan liability, the actual liability is subject to change based upon unexpected claims experience and fluctuations in enrollment during the plan year. At December 31, 2009, the Company recognized a liability for self-insured medical expenses of $423,000.

(16) Regulatory Matters:

The Company is a unitary thrift holding company and, as such, is subject to regulation, examination and supervision by the Office of Thrift Supervision (OTS).

The Bank is also subject to various regulatory requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) and Tier 1 to risk weighted assets (as defined). Management believes, as of December 31, 2009 and 2008, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total, tangible and core capital ratios as set forth in the table below.

(Table Amounts in Thousands, Except Percentages)

(16) Regulatory Matters (Continued)

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2009 and December 31, 2008, are presented below:

	Company Actual		Bank Actual		Required for Capital Adequacy Purposes		Required to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009								
Tangible capital to adjusted total assets	$85,943	8.4%	$82,143	8.1%	$15,309	1.50%	N/A	N/A
Core capital to adjusted total assets	$85,943	8.4%	$82,143	8.1%	$40,823	4.00%	$51,029	5.00%
Total capital to risk weighted assets	$93,179	13.8%	$89,379	13.3%	$53,825	8.00%	$67,281	10.00%
Tier 1 capital to risk weighted assets	$85,943	12.7%	$82,143	12.2%	N/A	N/A	$40,369	6.00%
As of December 31, 2008								
Tangible capital to adjusted total assets	$80,751	8.4%	$73,867	7.8%	$14,269	1.50%	N/A	N/A
Core capital to adjusted total assets	$80,751	8.4%	$73,867	7.8%	$38,050	4.00%	$47,562	5.00%
Total capital to risk weighted assets	$86,884	13.7%	$79,999	12.6%	$50,632	8.00%	$63,289	10.00%
Tier 1 capital to risk weighted assets	$80,751	12.7%	$73,867	11.7%	N/A	N/A	$37,974	6.00%

(17) Stockholders' Equity:

The Company's sources of income and funds for dividends to its stockholders are earnings on its investments and dividends from the Bank. The Bank's primary regulator, the OTS, has regulations that impose certain restrictions on payment of dividends to the Company. Current regulations of the OTS allow the Bank (based upon its current capital level and supervisory status assigned by the OTS) to pay a dividend of up to 100% of net income to date during the calendar year plus the retained income for the preceding two years. Currently the Company must seek approval from OTS prior to declaring future common stock dividends.

The Bank must provide the OTS with 30 days prior notice to the payment of the dividend. Any capital distribution in excess of this amount would require supervisory approval. Capital distributions are further restricted should the Bank's capital level fall below the fully phased-in capital requirements of the OTS. In no case will the Bank be allowed to make capital distributions reducing equity below the required balance of the liquidation account. For the year ended December 31, 2009, the Bank did not pay a dividend to the Corporation. For the years ended December 31, 2008 and December 31, 2007, the Bank paid dividends of $2 million and $3 million to the Corporation, respectively.

OTS regulations also place restrictions after the conversion on the Company with respect to repurchases of its common stock. With prior notice to the OTS, the Company is allowed to repurchase its outstanding shares. In August 2006, the Company announced that it replaced a previously announced stock buyback plan with a new plan to purchase up to 125,000 shares of common stock over the next two years. Under the plan that expired September 30, 2008, the Company purchased 106,647 shares of common stock at an average price of $15.36 per share. As of December 31, 2009, a total of 515,555 shares had been repurchased from all active and inactive stock repurchase plans at an average price of $12.60 per share. As discussed below, the Company's participation in the United States Treasury Capital Purchase Program prevents it from purchasing additional treasury stock for a period of three years ending December 12, 2011 without first redeeming all of the Treasury's investment.

On December 12, 2008, HopFed Bancorp issued 18,400 shares of preferred stock to the United States Treasury (Treasury) for $18,400,000 pursuant to the Capital Purchase Program. The Company issued 243,816 common stock warrants to the Treasury as a condition to its participation in the Capital Purchase Program. The warrants have an exercise price of $11.32 each and are immediately exercisable. The warrants expire ten years from the date of issuance. The preferred stock has no stated maturity and is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per year for the first five years and 9% thereafter. The Company must have the written approval of the Treasury to redeem the shares prior to December 12, 2011 except with the proceeds from a qualified equity offering. Upon receipt of the proceeds from the Treasury, the Company immediately invested $14.0 million in capital into Heritage Bank.

(17) Stockholders' Equity : (Continued)

Based on the binomial method, the common stock warrants have been assigned a value of $2.28 per warrant, or $555,900. As a result, the value of the warrants has been recorded as a discount on the preferred stock and will be accreted as a reduction in net income available for common shareholders over the next five years at $111,800 per year. For the purposes of these calculations, the fair value of the common stock warrants was estimated using the following assumptions:

- Risk free rate 2.60%
- Expected life of warrants 10 years
- Expected dividend yield 3.50%
- Expected volatility 26.5%
- Weighted average fair value $2.28

The Company's computation of expected volatility is based on the weekly historical volatility. The risk free rate was the approximate rate of the ten year treasury at the end of November 2008.

By participating in the Capital Purchase Program, the Company agreed to not increase its dividend paid to common shareholders for a period of three years without prior approval of the United States Treasury. If the Company fails to make all dividend payments due to preferred shareholders, the Company is prohibited from paying any dividend to common shareholders. In addition, the United States Treasury placed certain restrictions on the amount and type of compensation that can be paid to certain senior level executives of the Company. Furthermore, the United States Treasury may, at its sole discretion, change the terms and conditions of the Capital Purchase Programs.

(18) Earnings Per Share:

Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year. Common stock warrants outstanding are not included in the dilutive earnings per share computations because they would be anti-dilutive.

The following is a reconciliation of weighted average common shares for the basic and dilutive earnings per share computations:

	Years Ended December 31,		
	2009	2008	2007
Basic earnings per share:			
Weighted average common shares	3,569,969	3,572,127	3,588,163
Diluted earnings per share:			
Weighted average common shares	3,569,969	3,572,127	3,588,163
Diluted effect of stock options	---	25,356	19,707
Weighted average common and incremental shares	3,569,969	3,597,483	3,607,870

(Table Amounts in Thousands)

(19) Condensed Parent Company Only Financial Statements:

The following condensed balance sheets as of December 31, 2009 and 2008 and condensed statements of income and cash flows for the years ended December 31, 2009, 2008 and 2007 of the parent company only should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Balance Sheets:

	2009	2008
Assets:		
Cash and due from banks	$3,130	50
Federal funds sold	---	6,685
Investment in subsidiary	65,990	61,591
Prepaid expenses and other assets	1,431	1,197
Total assets	$70,551	69,523
Liabilities and Stockholders' Equity		
Liabilities		
Unrealized loss on derivative	$643	1,175
Dividends payable - common	454	444
Interest payable	88	204
Subordinated debentures	10,310	10,310
Total liabilities	11,495	12,133
Stockholders Equity:		
Preferred stock	---	---
Common stock	41	41
Common stock warrants	556	556
Additional paid-in capital	40,183	39,926
Retained earnings	21,623	22,327
Treasury stock	(6,495)	(6,495)
Accumulated other comprehensive income	3,148	1,035
Total equity	59,056	57,390
Total liabilities and stockholders' equity	$70,551	69,523

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(19) Condensed Parent Company Only Financial Statements: (Continued)
Condensed Statements of Income:

	2009	2008	2007
Interest and dividend income			
Dividend income	$ ---	2,000	3,000
Time deposits	2	29	86
Total interest and dividend income	2	2,029	3,086
Interest expense	625	612	775
Non-interest expenses	438	480	443
Total expenses	1,063	1,092	1,218
Income (loss) before income taxes and equity in undistributed earnings of subsidiary	(1,061)	937	1,868
Income tax benefits	(399)	(363)	(416)
Income (loss) before equity in undistributed earnings of subsidiary	(662)	1,300	2,284
Equity in undistributed earnings of subsidiary	2,637	3,315	1,832
Net income	1,975	4,615	4,116
Preferred stock dividend and warrant accretion	(1,031)	(56)	---
Income available to common shareholders	$ 944	$4,559	$4,116

(Table Amounts in Thousands)

(19) Condensed Parent Company Only Financial Statements: (Continued)
Condensed Statement of Cash Flows:

	2009	2008	2007
Cash flows from operating activities			
Net income	$1,975	4,615	4,116
Adjustments to reconcile net income to net cash (used in) provided by operating activities			
Equity in undistributed earnings of subsidiary	(2,636)	(3,315)	(1,832)
Amortization of restricted stock	151	155	137
Stock option expense	---	9	22
Increase (decrease) in:			
Current income taxes payable	(361)	977	(369)
Accrued expenses	(160)	(40)	(94)
Net cash (used in) provided by operating activities:	(1,031)	2,401	1,980
Cash flows for investing activities:			
Investment in subsidiary	---	(14,000)	---
Net (increase) decrease in federal funds sold	6,685	(4,785)	440
Net cash (used in) provided by investing activities	6,685	(18,785)	440
Cash flows from financing activities:			
Purchase of treasury stock	---	(283)	(706)
Proceeds from sale of preferred stock	---	18,400	---
Dividends paid on preferred stock	(851)	---	---
Dividends paid on common stock	(1,723)	(1,720)	(1,729)
Net cash (used in) provided by financing activities	(2,574)	16,397	(2,435)
Net increase (decrease) in cash	3,080	13	(15)
Cash and due from banks at beginning of year	50	37	52
Cash and due from banks at end of year	$3,130	50	37

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(20) Investments in Affiliated Companies: (Unaudited)
Investments in affiliated companies accounted for under the equity method consist of 100% of the common stock of HopFed Capital Trust I (the Trust), a wholly owned statutory business trust. The Trust was formed on September 25, 2003. Summary financial information for the Trust follows:

Summary Balance Sheets

	At Dec. 31, 2009	At Dec. 31, 2008
Asset – investment in subordinated debentures issued by HopFed Bancorp, Inc.	$ 10,310	10,310
Liabilities	$ —	—
Stockholders' equity:		
Trust preferred securities	10,000	10,000
Common stock (100% owned by HopFed Bancorp, Inc.)	310	310
Total stockholder's equity	10,310	10,310
Total liabilities and stockholder's equity	$ 10,310	10,310

Summary Statements of Income

	Years Ended Dec. 31,	
	2009	2008
Income – interest income from subordinated debentures issued by HopFed Bancorp, Inc.	$ 403	707
Net income	$ 403	707

Summary Statements of Stockholder's Equity

	Trust Preferred Securities	Common Stock	Retained Earnings	Total Stockholder's Equity
Beginning balances, December 31, 2008	$ 10,000	310	—	10,310
Retained earnings:				
Net income	—	—	403	403
Dividends:				
Trust preferred securities	—	—	(391)	(391)
Common dividends paid to HopFed Bancorp, Inc.	—	—	(12)	(12)
Total retained earnings	—	—	—	—
Ending balances, December 31, 2009	$ 10,000	310	—	10,310

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands, Except Share and Per Share Amounts)

(21) Quarterly Results of Operations: (Unaudited)
Summarized unaudited quarterly operating results for the year ended December 31, 2009:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2009:				
Interest and dividend income	$13,194	13,307	13,505	13,135
Interest expense	6,799	6,745	6,635	6,133
Net interest income	6,395	6,562	6,870	7,002
Provision for loan losses	974	962	1,379	884
Net interest income after provision for loan losses	5,421	5,600	5,491	6,118
Noninterest income	2,359	2,741	2,085	3,040
Noninterest expense	5,962	6,781	11,675	6,065
Income before income taxes	1,818	1,560	(4,099)	3,093
Income taxes	552	449	(1,484)	880
Net income	$1,266	1,111	(2,615)	2,213
Net income available to common shareholders	$1,012	854	(2,875)	1,953
Basic earnings per share	$0.28	0.24	(0.80)	0.55
Diluted earnings per share	$0.28	0.24	(0.80)	0.55
Weighted average shares outstanding:				
Basic	3,566,638	3,568,814	3,571,716	3,574,375
Diluted	3,566,638	3,568,814	3,571,716	3,574,375

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands, Except Share and Per Share Amounts)

(21) Quarterly Results of Operations: (Unaudited)
Summarized unaudited quarterly operating results for the year ended December 31, 2008:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2008:				
Interest and dividend income	$12,579	12,136	12,271	12,491
Interest expense	7,021	6,260	6,329	6,810
Net interest income	5,558	5,876	5,942	5,681
Provision for loan losses	401	476	805	735
Net interest income after provision for loan losses	5,157	5,400	5,137	4,946
Noninterest income	2,404	2,097	2,050	1,793
Noninterest expense	5,415	5,666	5,613	5,723
Income before income taxes	2,146	1,831	1,574	1,016
Income taxes	654	570	425	303
Net income	$1,492	1,261	1,149	713
Net income available to common shareholders	$1,492	1,261	1,149	657
Basic earnings per share	$0.42	0.35	0.32	0.19
Diluted earnings per share	$0.42	0.35	0.32	0.18
Weighted average shares outstanding:				
Basic	3,568,556	3,558,893	3,578,924	3,571,713
Diluted	3,583,017	3,573,652	3,583,018	3,576,604

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2009, 2008 and 2007
(Table Amounts in Thousands)

(22) Comprehensive Income:

FASB ASC 220, *Comprehensive Income*, established standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive net income which is defined as non-owner related transactions in equity. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2009, 2008 and 2007.

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2009:			
Unrealized holding gains (losses) on:			
Available for sale securities	$5,383	(1,830)	3,553
Derivatives	532	(181)	351
Reclassification adjustments for gains on:			
Available for sale securities	(2,713)	922	(1,791)
	$3,202	(1,089)	2,113

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2008:			
Unrealized holding gains (losses) on:			
Available for sale securities	$3,917	(1,332)	2,585
Derivatives	(1,247)	423	(824)
Reclassification adjustments for gains on:			
Available for sale securities	(694)	236	(458)
	$1,976	(673)	1,303

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2007:			
Unrealized holding gains (losses) on:			
Available for sale securities	$2,670	(908)	1,762
Reclassification adjustments for gains included in net income	(6)	2	(4)
Realized gain on settlement of derivative	(98)	33	(65)
	$2,566	(873)	1,693









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Cover Photo / Hopkinsville Federal Savings & Loan was established in 1879 in Hopkinsville, Kentucky.